                                               Filed pursuant to Rule 424(b)(1)
                                               Registration No. 333-67309

                       [BOTTOMLINE LOGO APPEARS HERE]

                               3,400,000 Shares

                                 Common Stock

 Bottomline Technologies (de), Inc. is offering 2,519,466 shares of its common stock and the selling stockholders are selling an additional 880,534 shares. This is Bottomline's initial public offering and no public market currently exists for its shares. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "EPAY."

                             ---------------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 6.

                             ---------------------

                                                          Per Share       Total
                                                          ---------       -----
Public Offering Price....................................  $13.00   $44,200,000
Underwriting Discounts and Commissions...................  $ 0.91   $ 3,094,000
Proceeds to the Company..................................  $12.09   $30,460,344
Proceeds to the Selling Stockholders.....................  $12.09   $10,645,656

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

 Bottomline has granted the underwriters a 30-day option to purchase up to an additional 510,000 shares of common stock to cover over-allotments.

                             ---------------------

BancBoston Robertson Stephens

                                BT Alex. Brown

                                                               CIBC Oppenheimer

               The date of this prospectus is February 12, 1999.

                             [INSIDE FRONT COVER]

   [This is a graphic which shows a paper check with a universal "no" sign through it. The words "Payment Management Software and Services that Enable Organizations to Manage their Transition from Paper Checks to Electronic Payments" will be above the graphic. Below the graphic is an illustration entitled "Electronic Commerce--Electronic Payments." The graphic shows four entities linked by an electronic wave from left to right in the following order:
"Payor," "Payor's Bank," "Payee's Bank," and "Payee." Below the graphic in the bottom right corner is the Bottomline Technologies logo.]


                             [FRONT COVER FOLDOUT]

   [This is a graphic which contains the following text:

   "Bottomline Technologies is the enterprise payment specialist." Beneath this phrase is the text, "Payment Management Software and Services that Enable Organizations to Manage their Transition from Paper Checks to Electronic Payments."

      >   Bottomline Provides the Bridge to Electronic Payments
          >   Single solution for paper and electronic payments
          >   Cash management
          >   Enterprise-wide payment control
          >   Security and fraud protection
          >   Ability to meet Government mandates
          >   Web access

      Beside the text is a graphic containing three concentric circles. The inside circle represents a Payment Server and contains the following text:

      "Payment Server; Electronic Payments/Receipts; LaserCheck Printing; Electronic Remittance Advice; Check Fraud Avoidance; Web Access"

      The Second Circle is divided into four quadrants. Each quadrant in the second circle is color coded to relate to three color coded rings in the outer circle. The quadrants in the second circle and the related outside rings contain the following text:

      "Financial Institutions (Large Banks, Federal Reserve and Small Banks). Payees (Individuals, Government and Businesses). Internet/Intranet (Employees, Customers and Vendors); and Payors (Accounting Software, Legacy Financials and Enterprise Resource Planning Systems)."

      Below the graphic is an illustration entitled "Electronic Commerce-- Electronic Payments." The graphic shows four entities linked by an electronic wave from left to right in the following order: "Payor," "Payor's Bank," "Payee's Bank," and "Payee." On the left side of this graphic is the Bottomline Technologies logo.]

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

  Until March 9, 1999, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................  4
Risk Factors.............................................................  6
Use of Proceeds.......................................................... 11
Dividend Policy.......................................................... 11
Capitalization........................................................... 12
Dilution................................................................. 13
Selected Financial Data.................................................. 14
Management's Discussion and Analysis of Financial Condition and Results
  of Operations.......................................................... 15
Business................................................................. 28
Management............................................................... 42
Principal and Selling Stockholders....................................... 51
Description of Capital Stock............................................. 53
Shares Eligible for Future Sale.......................................... 55
Underwriting............................................................. 57
Legal Matters............................................................ 58
Experts.................................................................. 58
Additional Filings and Company Information............................... 59
Index to Financial Statements............................................ F-1

                             ---------------------


  Bottomline Technologies, CheckGard, LaserCheck and PayBase are registered trademarks of Bottomline. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

                                    SUMMARY

  This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully. All information contained in this prospectus reflects a 3-for-1 stock split of the common stock effected on January 6, 1999.

                                  The Company

  We are a leading provider of software used to make and manage corporate payments. Our products and services enable organizations to transition from the traditional paper check process to electronic payments and to facilitate electronic commerce. Our software offers a single solution to control, manage and issue all payments. Our software complements and integrates with existing corporate payment applications, such as accounts payable, payroll, travel and entertainment expense, insurance claims and commissions. Our products provide Internet capability and run on Windows NT, Microsoft's leading network technology. Today, we have more than 2,000 customers, representing every major industry-sector, including The Charles Schwab Corporation, Dow Jones & Company, Inc., The Federal Reserve System, Microsoft Corporation and Nissan Motor Acceptance Corporation.

  Most enterprises still rely on pre-printed paper checks to generate and receive payments. United States businesses processed approximately 73 billion transactions involving paper checks in 1997. With the significant growth of the Internet and electronic commerce, many enterprises are seeking to implement a cost-effective, secure, electronic payment system. The National Automated Clearing House Association estimates that the cost of a business-to-business electronic payment averages $3.00 compared to $8.33 for a similar paper-based payment. The National Automated Clearing House Association also estimates that approximately 4.5 billion secured Automated Clearing House payments were made in 1997.

  Bottomline's PayBase product suite is designed to control, manage and issue all payments, whether paper-based or electronic, across an enterprise. This suite includes a range of products that can be purchased as an entire group or as separate applications. Our products permit customers to leverage the Internet while increasing security and fraud avoidance. Our technology complements our customers' existing information systems and payment applications. We provide users multiple options for delivery of detailed payment or remittance information, including mail, fax and the Internet. Our LaserCheck product is a cost-effective, software-based, laser-printing system that allows an enterprise to streamline its paper-payment process and to generate checks at the point of need. We also offer consulting services and related equipment and supplies to help customers plan, design and implement the transition from paper to electronic payments.

  Our objective is to be the leading provider of payment management software for businesses, financial institutions and public sector organizations. In addition to our direct selling efforts, we also promote our products and services through relationships with enterprise resource planning and accounting system vendors, such as Oracle and SAP, and implementation consultants. For example, we recently entered into a working agreement with Arthur Andersen LLP. Under the working agreement, Arthur Andersen LLP will work with us to develop a marketing program and to utilize the enterprise consulting experience of Arthur Andersen LLP to demonstrate the benefits of migrating to our PayBase/32/ payment management solution. In March 1998, we were selected by The Federal Reserve System to provide the necessary software to enable up to 12,000 banks to process electronic payments with remittance information for their commercial customers.

  Bottomline was originally organized as a New Hampshire corporation in 1989 and was reincorporated as a Delaware corporation in August 1997. Bottomline's principal office is located at 155 Fleet Street, Portsmouth, New Hampshire 03801 and its telephone number is (603) 436-0700. The company's web site is www.bottomline.com. The company's web site is not a part of this prospectus.

  Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option. This prospectus contains forward-looking statements which involve risks and uncertainties. Bottomline's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

                                  The Offering

Common Stock offered by Bottomline.............. 2,519,466 shares
Common Stock offered by the selling
  stockholders.................................. 880,534 shares
Common Stock to be outstanding after the
  offering...................................... 9,936,561 shares
Use of proceeds................................. To fund continued growth and expansion of its business, product development,
                                                 potential acquisitions and other
                                                 general corporate purposes
Nasdaq National Market symbol................... EPAY

                             Summary Financial Data
                     (In thousands, except per share data)

  Prior to the effectiveness of this offering, Bottomline had 801,000 shares of redeemable common stock outstanding which were redeemable at the option of the holders at a redemption price that increased over time. The earnings (loss) per share available to common stockholders shown below have been adjusted to reflect the increase in the redemption price for each period. These redemption rights terminated upon the effectiveness of this offering. The shares used in computing diluted earnings per share available to common stockholders include the redeemable common stock. The pro forma, as adjusted, balance sheet data reflect the termination of redemption rights of the redeemable common stock upon the effectiveness of this offering and give effect to the sale of 2,519,466 shares of common stock at the public offering price of $13.00 per share, net of related offering expenses.

                                                                   Six Months Ended
                                Fiscal Year Ended June 30,           December 31,
                          ---------------------------------------- -----------------
                           1994    1995    1996    1997     1998     1997     1998
                          ------- ------- ------- -------  ------- -------- --------
                                                                      (Unaudited)
Statements of Operations
  Data:
Revenues................  $10,408 $15,115 $18,067 $22,126  $29,037 $ 13,548 $ 18,136
Income (loss) from
  operations............    1,454   1,234   1,553  (1,732)   2,830    1,137    2,525
Net income (loss).......      924     775     883  (1,252)   1,603      627    1,538
Earnings (loss) per
  share available to
  common stockholders:
  Basic.................  $  0.16 $  0.12 $  0.14 $ (0.23) $  0.24 $   0.09 $   0.23
  Diluted...............  $  0.13 $  0.10 $  0.11 $ (0.23) $  0.20 $   0.08 $   0.20
Shares used in computing
  earnings (loss) per
  share available to
  common stockholders:
  Basic.................    5,257   5,523   5,693   5,986    6,314    6,307    6,472
  Diluted...............    6,536   6,850   7,001   5,986    7,316    7,300    7,555

                                                              December 31, 1998
                                                             -------------------
                                                                      Pro Forma
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                                 (Unaudited)
Balance Sheet Data:
Cash and cash equivalents................................... $ 3,925   $32,977
Working capital.............................................   5,596    34,648
Total assets................................................  16,997    46,049
Redeemable common stock, at redemption value................   1,409       --
Stockholders' equity........................................   6,822    37,283

                                  RISK FACTORS

  You should carefully consider the following risks before making an investment decision. Our business, operating results and financial condition could be adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Our Performance will Depend on Market Acceptance of Our Payment Management Software and Services

  Substantially all of our revenues come from the license and maintenance of our payment management offerings and sales of related products and services. Any reduction in demand for our payment management solutions, or lack of meaningful growth in the market for electronic and payment management solutions could have a material adverse effect on our business, operating results and financial condition. Our PayBase software products are designed to provide a single platform to control, manage and issue all payments, whether paper-based or electronic, across an enterprise. Our future performance will depend to a large degree upon the market acceptance of PayBase as a payment management solution. Our prospects will also depend upon enterprises seeking to enhance their payment functions to integrate electronic payment capabilities. In addition, our future results will depend on the continued market acceptance of desktop software for use in a departmental setting, including our LaserCheck solution, as well as our ability to introduce enhancements to meet the market's evolving needs for secure, payment management solutions.

Our Fixed Costs May Lead to Fluctuations in Operating Results if Our Revenues are Below Expectations

  A significant percentage of our expenses, particularly personnel costs and rent, are relatively fixed, and based in part on expectations of future revenues. We may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in revenues. Accordingly, shortfalls in revenues may cause significant variations in operating results in any quarter. Factors that could cause these fluctuations include the following:

  .   the timing of orders and             .   the incurrence of costs
      longer sales cycles,                     relating to the integration
      particularly due to increased            of software products and
      average selling prices of our            operations in connection with
      payment solutions                        acquisitions of technologies
                                               or businesses

  .   the timing and market
      acceptance of new products or
      product enhancements by
      either us or our competitors

                                           .   delivery interruptions
                                               relating to equipment and
                                               supplies purchased from
                                               third-party vendors, which
                                               could delay system sales

  .   the timing of product
      implementations, which are
      highly dependent on
      customers' resources and
      discretion

                                           .   economic conditions which may
                                               affect our customers' and
                                               potential customers' budgets
                                               for technological
                                               expenditures



Because of these factors, we believe that period to period comparisons of our results of operations are not necessarily meaningful. In addition, it is possible that in some future quarters our results of operations will be below the expectations of public market analysts and investors, and in that case the price of our common stock could be materially adversely affected.

Our First and Third Quarter Revenues Can be Less Than the Preceding Quarter's Revenues

  During our second fiscal quarter ended December 31, revenues have typically increased as customers on a calendar-based fiscal year completed their capital spending plans. During our third fiscal quarter ended March 31, revenues have typically declined as customers focus internal resources on statutory and regulatory reporting requirements. Our fourth fiscal quarter ended June 30, generally has the highest revenues as customers complete projects before summer, when activity in many corporate financial departments tends to slow. As a result, we have historically experienced first quarter revenues that are lower than those of the immediately preceding quarter.

Our Business Can be Adversely Affected by Problems with Third-Party Hardware

  Our business can be adversely affected by problems with third-party hardware. For example, in fiscal 1997, we experienced a significant problem with a third-party printer that we were then reselling which had a material adverse effect on our operating results. We revised and enhanced our quality assurance control programs and now utilize multiple printers and printer vendors. However, any repetition of these or similar problems could have a material adverse effect on our business, operating results and financial condition.

Our Success Depends on Our Ability to Develop New and Enhanced Payment Management Software and Services

  The payment management software market is subject to rapid technological change and our success is dependent on the ability to develop new and enhanced payment management software, services and related products. Trends which could have a critical impact on Bottomline include:

  . rapidly changing technology that could require us to make our products compatible with new database or network systems;

  . evolving industry standards and mandates, such as those mandated by the National Automated Clearing House Association and by the Debt Collection Improvement Act of 1996; and

  . developments and changes relating to the Internet that we must address as we introduce Internet-capable products.

If we are unable to develop and introduce new products, or enhancements to existing products, in a timely and successful manner, our business, operating results and financial condition could be materially adversely affected.

Increased Competition May Result in Price Reductions and Decreased Demand for Our Products and Services

  The market for payment management software is intensely competitive and characterized by rapid technological change. Growing competition may result in price reductions of our products and services, reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, operating results and financial condition. Some competitors in our market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for payment management solutions. See "Business--Competition."

Rapid Growth Could Strain Our Personnel, Systems and Controls

  Our rapid growth has sometimes strained, and may in the future strain, our managerial and other resources. Our ability to manage growth will depend in part on our ability to continue to enhance our operating, financial and management information systems. We cannot assure you that our personnel, systems and controls will be adequate to support our growth. If we are unable to manage growth effectively, the quality of our services, our ability to retain key personnel and our business, operating results and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We Depend on a Few Key Employees Who Are Skilled in Electronic Commerce, Payment Methodology and Internet and Other Technologies

  Our success depends upon the efforts and ability of our executive officers and key technical employees who are skilled in electronic commerce, payment methodology and regulation, and Internet, database and network technologies. We currently do not maintain "key man" life insurance policies on any of our employees. While some of our executive officers have employment agreements with us, the loss of the services of any of our senior executive officers or other key employees could have a material adverse effect on our business, operating results and financial condition. See "Management."

We Must Attract and Retain Highly Skilled Personnel with Knowledge of Electronic Payments and the Banking Industry

  We are dependent upon the ability to attract, hire, train and retain highly skilled technical, sales and marketing, and support personnel, particularly with expertise in electronic payment technology and knowledge of the banking industry. Competition for qualified personnel is intense. In addition, our location in Portsmouth, New Hampshire may limit our access to skilled personnel. Any failure to attract, hire or retain qualified personnel could have a material adverse effect on our business, operating results and financial condition. In addition, we plan to expand our sales and marketing and customer support organizations. Based on our experience, it takes an average of six months for a salesperson to become fully productive. We cannot assure you that we will be successful in increasing the productivity of our sales personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Undetected Year 2000 Problems and Claims Regarding Non-Compliant Discontinued Products Could Have an Adverse Effect on Our Business

  Computer systems and software must accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded in order to be year 2000 compliant. Significant uncertainties exist in the software industry concerning the potential effects associated with such compliance. We have assessed the impact of year 2000 compliance on our products and systems. We cannot, however, be certain that we have identified all of the potential risks to our business that could result from matters related to the year 2000. We have identified the following risks that you should be aware of:

 .   Year 2000 problems that affect our internal systems. We have relied on the certifications by our software vendors regarding the year 2000 readiness of our internal software systems and have not conducted independent tests of these systems. It is possible that these systems could contain undetected problems that could cause serious and costly disruptions which would have a material adverse effect on our business, operating results and financial condition.

 .   Year 2000 problems that affect our discontinued products. We have notified customers that had purchased DOS based products that their products were not year 2000 compliant and that we would no longer be supporting those products. Based on the notification we provided and the contractual provisions limiting liability contained in our standard terms and conditions which governed the sale of our DOS based products, we do not believe there are significant risks to our business relating to year 2000 compliance of these products. However, we cannot assure you that customers who purchased these products will not assert claims against us, which could result in costly litigation which diverts management's attention and could have a material adverse effect on our business, operating results and financial condition.

 .   Undetected year 2000 problems that could affect our currently supported products. We believe that all of our products that have been installed after February 1997 were year 2000 compliant at the time of installation. However, although we have tested such products for year 2000 compliance, we cannot be certain that these tests have detected all potential year 2000 problems. The failure of our currently supported products to be fully year 2000 compliant could result in claims by or liability to our customers, which could have a material adverse effect on our business, operating results and financial condition.

Undetected Bugs in Our Software Could Adversely Affect the Performance of Our Software and Demand for Our Products

  Our software products could contain errors or "bugs" that we have not been able to detect which could adversely affect their performance and reduce demand for our products. Additionally, we regularly introduce new releases and periodically introduce new versions of our software products. Any defects or errors in new products or enhancements could result in adverse customer reactions and negative publicity regarding Bottomline and our products and could have a material adverse effect on our business, operating results and financial condition. See "Business--Products and Services."

Our Business Could be Subject to Product Liability Claims

  Our software and hardware products are designed to provide critical payment management functions and to limit the risk of fraud or loss in effecting such transactions. As a result, our products are critical to our customers and there is the potential for significant product liability claims. Our license agreements with customers typically place the responsibility for use of the system on the customer and contain provisions intended to limit our exposure to product liability claims. However, these limitation provisions may not preclude all potential claims. We have not experienced any product liability claims to date. However, a product liability claim brought against us, even if not successful, would likely be time consuming and costly. A successful liability claim could have a material adverse effect on our business, operating results and financial condition. See "Business--Products and Services."

Our Business Could be Adversely Affected if We are Unable to Protect our Proprietary Technology

  We rely upon a combination of patent, copyright and trademark laws and non-disclosure and other intellectual property contractual arrangements to protect our proprietary rights. We have one allowed United States patent application relating to certain security aspects of our dual payment process. However, we cannot assure you that our allowed patent, or any other patents that may be issued in the future, will be of sufficient scope and strength to provide meaningful protection of our technology or any commercial advantage to us, or that the patents will not be challenged, invalidated or circumvented. We enter into agreements with our employees and clients that seek to limit and protect the distribution of proprietary information. We cannot assure you that the steps we have taken to protect our property rights, however, will be adequate to deter misappropriation of proprietary information, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. See "Business--Proprietary Rights."

Others Could Claim That We Infringe Their Intellectual Property

  Although we believe that our products and services do not infringe upon the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business, we are subject to the risk of claims alleging infringement of third-party intellectual property rights. These claims could require us to spend significant sums in litigation, pay damages, delay product installments, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of the infringement claim. Therefore, these claims could have a material adverse effect on our business, operating results and financial condition. See "Business--Proprietary Rights."

We Intend to Pursue Strategic Acquisitions and Our Business Could be Materially Adversely Affected if We Fail to Adequately Integrate Acquired Businesses

  As part of our overall business strategy, we intend to pursue strategic acquisitions that would provide additional product or service offerings, additional industry expertise, a broader client base or an expanded geographic presence. Any future acquisition could result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, or the incurrence of debt or amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect our business, operating results and financial condition. In addition, acquisitions involve numerous risks, including:

  . difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

  .   the diversion of management's attention from other business concerns;

  . risks of entering markets in which we have no or limited prior experience; and

  .   the potential loss of key employees of the acquired company.

From time to time, we have engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses.

Trading in Our Shares Could be Subject to Extreme Price Fluctuations and You Could Have Difficulty Trading Your Shares

  The market for shares in newly public technology companies is subject to extreme price and volume fluctuations. Although our common stock will be quoted on the Nasdaq National Market, an active trading market may not develop and be sustained after this offering.

Declines in Our Stock Price Could Lead to Costly Litigation That Could Adversely Affect Our Business

  Securities class action litigation has often been brought against companies that experience declines in the market price of their securities. Litigation brought against us could result in substantial costs and a diversion of management's attention, which could have a material adverse effect on our business, operating results and financial condition.

You Will Experience an Immediate and Substantial Dilution in the Book Value of Your Investment

  The public offering price per share of common stock is substantially higher than the net tangible book value per share of our common stock. Purchasers of shares of common stock in this offering will experience immediate and substantial dilution of $9.24 in the pro forma net tangible book value per share of common stock. The exercise of outstanding options to purchase our common stock will result in additional dilution per share. See "Dilution."

Certain Provisions of Delaware Law and Our Charter and By-law Provisions May Make a Takeover of Our Company More Difficult

  We will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Section 203 could delay or prevent a third party or a significant stockholder from acquiring control of Bottomline. In addition, our charter and by-laws may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest involving Bottomline. Any of these anti-takeover provisions could lower the market price of the common stock.

Future Sales by Existing Stockholders Could Depress the Market Price of Our Common Stock

  Sales of our common stock in the public market following this offering could adversely affect the market price of our common stock. All of the shares offered under this prospectus will be freely tradable in the open market, and

  . 101,667 additional shares may be sold immediately after completion of this offering;

  . 6,327,749 additional shares may be sold upon the expiration of 180-day lock-up agreements;

  . 2,499 additional shares may be sold 90 days after the completion of this offering as a result of the exercise of vested options; and

  . 415,206 additional shares may be sold upon the expiration of the lock-up agreements as a result of the exercise of vested options.

  This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes," "anticipates," "plans," "expects" and similar expressions. Our actual results may differ materially from the results discussed in the forward-looking statements because of factors such as the Risk Factors discussed above.

                                USE OF PROCEEDS

  The net proceeds we will receive from the sale of 2,519,466 shares of common stock offered by us are estimated to be $29,052,000 after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

  The principal purposes of this offering are:

  .   to increase our equity capital;

  .   to facilitate future access by us to public equity markets;

  . to provide increased visibility and credibility in a marketplace where several of our current and potential competitors are, or may in the future be, public companies; and

  . to enhance our ability to use our common stock as consideration for acquisitions and as a means of attracting and retaining key employees.

  We will use the net proceeds from this offering for growth and expansion of our business, product development, international expansion, possible acquisitions and for working capital and other general corporate purposes. We have not identified specific uses for such proceeds and management will have discretion over their use and investment. We intend to invest the net proceeds from this offering in short-term, investment grade, interest-bearing instruments until they are used.

  We intend to seek acquisitions that could provide additional new product or service offerings, additional industry expertise, a broader client base or an expanded geographic presence, and a portion of the net proceeds may be used for such acquisitions. From time to time, we have engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses. However, there are currently no active negotiations, commitments or agreements with respect to any acquisition.

                                DIVIDEND POLICY

  We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. The terms of our revolving credit agreement could restrict our ability to pay cash dividends. That agreement requires us to maintain a minimum tangible net worth of $5.0 million. As of December 31, 1998, our minimum tangible net worth was approximately $8.2 million assuming the termination of redemption rights of the redeemable common stock upon the effectiveness of this offering. It also requires us to maintain a minimum debt service coverage ratio of 1.50 to 1. As of December 31, 1998, our minimum debt service coverage ratio was approximately 17 to 1.

                                CAPITALIZATION

  The following table sets forth as of December 31, 1998: (1) the actual capitalization of Bottomline, (2) the pro forma capitalization of Bottomline after giving effect to the termination of redemption rights of the redeemable common stock upon the effectiveness of this offering and (3) the pro forma as adjusted capitalization of Bottomline after giving effect to the sale by Bottomline of 2,519,466 shares of common stock offered hereby after deducting the underwriting discounts and commissions and estimated offering expenses payable by Bottomline. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

  The pro forma as adjusted authorized amounts shown below include the additional shares of common stock and the shares of preferred stock to be authorized prior to the closing of this offering.

                                                       December 31, 1998
                                                  ----------------------------
                                                                    Pro Forma
                                                  Actual Pro Forma As Adjusted
                                                  ------ --------- -----------
                                                  (In thousands, except share
                                                             data)
Redeemable common stock, at redemption value;
  authorized, issued and outstanding 801,000
  shares, actual; no shares authorized, issued
  and outstanding, pro forma and pro forma as
  adjusted....................................... $1,409  $   --    $     --
Stockholders' equity:
  Preferred stock, $.001 par value; authorized
    shares -- none, actual and pro forma;
    authorized shares -- 4,000,000, pro forma as
    adjusted; no shares issued and outstanding,
    actual, pro forma and pro forma as
    adjusted.....................................     --      --          --
  Common stock, $.001 par value; authorized
    shares -- 15,000,000, actual and pro forma;
    authorized shares -- 50,000,000, pro forma
    as adjusted; issued and outstanding
    shares -- 6,592,272, actual; issued and
    outstanding shares -- 7,393,272, pro forma;
    issued and outstanding shares -- 9,912,738,
    pro forma as adjusted........................      7       7          10
  Additional paid-in-capital.....................  2,838   4,247      33,296
  Retained earnings..............................  3,977   3,977       3,977
                                                  ------  ------    --------
     Total stockholders' equity..................  6,822   8,231      37,283
                                                  ------  ------    --------
      Total capitalization....................... $8,231  $8,231    $ 37,283
                                                  ======  ======    ========

                                   DILUTION

  The pro forma net tangible book value of Bottomline as of December 31, 1998, after giving effect to the termination of redemption rights of the redeemable common stock upon the effectiveness of this offering, was $8,231,000 or $1.11 per share of common stock. Pro forma net tangible book value per share is determined by dividing Bottomline's pro forma tangible net worth (tangible assets less liabilities) by the number of shares of common stock outstanding. After giving effect to the sale of 2,519,466 shares of common stock offered hereby and after deducting the underwriting discounts and commissions and estimated offering expenses payable by Bottomline, the net tangible book value of Bottomline as of December 31, 1998 would have been $3.76 per share. This represents an immediate increase in such net tangible book value of $2.65 per share to existing stockholders and an immediate dilution of $9.24 per share to new investors purchasing shares in this offering. The following table illustrates the per share dilution:

   Public offering price per share................................        $13.00
    Pro forma net tangible book value per share as of December 31,
      1998........................................................  $1.11
    Increase per share attributable to this offering..............   2.65
                                                                    -----
   Net tangible book value per share after this offering..........          3.76
                                                                          ------
   Dilution per share to new investors............................        $ 9.24
                                                                          ======

  The following table summarizes, on a pro forma basis as of December 31, 1998, the total number of shares of common stock purchased from Bottomline, the total consideration paid and the average consideration paid per share by the existing stockholders, after giving effect to the termination of redemption rights of the redeemable common stock upon the effectiveness of this offering, and by the new investors, based upon the public offering price of $13.00 per share. Underwriting discounts, commissions and other estimated offering expenses have not been deducted. Shares owned by existing stockholders will be reduced by the number of shares sold by them in this offering. As a result, the number of shares owned by existing stockholders will be reduced to 65.7% of the shares of common stock outstanding after this offering.

                                 Shares Purchased  Total Consideration  Average
                                 ----------------- -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                 --------- ------- ----------- ------- ---------
Existing stockholders..........  7,393,272   74.6% $ 3,646,000   10.0%  $ 0.49
New investors..................  2,519,466   25.4   32,753,058   90.0    13.00
                                 ---------  -----  -----------  -----
  Total........................  9,912,738  100.0% $36,399,058  100.0%
                                 =========  =====  ===========  =====

                            SELECTED FINANCIAL DATA

  The following selected financial data are derived from the financial statements of Bottomline. The selected financial data as of June 30, 1997 and 1998 and for each of the three years in the period ended June 30, 1998 are derived from financial statements, which have been audited by Ernst and Young LLP, independent auditors, included elsewhere in this prospectus. The selected financial data as of June 30, 1994, 1995 and 1996 and for each of the two years in the period ended June 30, 1995 are derived from financial statements, which have been audited by Ernst and Young LLP, independent auditors, not included in this prospectus. The selected financial data as of December 31, 1998 and for the six months ended December 31, 1997 and 1998 are derived from unaudited financial statements, included elsewhere in this prospectus. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the Notes thereto included elsewhere in this prospectus.

  Prior to the effectiveness of this offering, the company had 801,000 shares of redeemable common stock outstanding which were redeemable at the option of the holders at a redemption price that increased over time. The earnings
(loss) per share available to common stockholders shown below have been adjusted to reflect the increase in the redemption price for each period. These redemption rights terminated upon the effectiveness of this offering. The shares used in computing diluted earnings per share available to common stockholders include the redeemable common stock.

                                                                     Six Months Ended
                                Fiscal Year Ended June 30,             December 31,
                          -----------------------------------------  ------------------
                           1994    1995    1996     1997     1998      1997      1998
                          ------- ------- -------  -------  -------  --------  --------
                                                                        (Unaudited)
                               (In thousands, except per share data)
Statements of Operations
 Data:
Revenues:
 Software licenses......  $ 3,337 $ 4,144 $ 4,689  $ 6,392  $ 9,887  $  4,435  $  7,468
 Service and
  maintenance...........    1,643   3,083   4,580    6,729    9,701     4,471     5,327
 Equipment and
  supplies..............    5,428   7,888   8,798    9,005    9,449     4,642     5,341
                          ------- ------- -------  -------  -------  --------  --------
  Total revenues........   10,408  15,115  18,067   22,126   29,037    13,548    18,136
Cost of revenues:
 Software licenses......       72      54      27      160      215       118       154
 Service and
  maintenance...........    1,030   1,790   2,655    4,206    4,261     2,029     2,456
 Equipment and
  supplies..............    3,138   5,215   5,361    6,410    6,526     3,176     3,815
                          ------- ------- -------  -------  -------  --------  --------
  Total cost of
   revenues.............    4,240   7,059   8,043   10,776   11,002     5,323     6,425
                          ------- ------- -------  -------  -------  --------  --------
Gross profit............    6,168   8,056  10,024   11,350   18,035     8,225    11,711
Operating expenses:
 Sales and marketing....    2,728   3,716   4,190    6,631    7,675     3,590     4,880
 Product development and
  engineering...........      231     701   1,237    2,185    3,158     1,492     1,905
 General and
  administrative........    1,755   2,405   3,044    4,266    4,372     2,006     2,401
                          ------- ------- -------  -------  -------  --------  --------
  Total operating
   expenses.............    4,714   6,822   8,471   13,082   15,205     7,088     9,186
                          ------- ------- -------  -------  -------  --------  --------
Income (loss) from
 operations.............    1,454   1,234   1,553   (1,732)   2,830     1,137     2,525
Interest income
 (expense), net.........       11      12      (6)     (56)     (50)      (50)       39
                          ------- ------- -------  -------  -------  --------  --------
Income (loss) before
 provision (benefit) for
 income taxes and
 cumulative effect of
 change in accounting
 for income taxes.......    1,465   1,246   1,547   (1,788)   2,780     1,087     2,564
Provision (benefit) for
 income taxes...........      577     471     664     (536)   1,177       460     1,026
Cumulative effect of
 change in accounting
 for income taxes.......       36      --      --       --       --        --        --
                          ------- ------- -------  -------  -------  --------  --------
Net income (loss).......  $   924 $   775 $   883  $(1,252) $ 1,603  $    627  $  1,538
                          ======= ======= =======  =======  =======  ========  ========
Earnings (loss) per
 share available to
 common stockholders:
 Basic..................  $  0.16 $  0.12 $  0.14  $ (0.23) $  0.24  $   0.09  $   0.23
                          ======= ======= =======  =======  =======  ========  ========
 Diluted................  $  0.13 $  0.10 $  0.11  $ (0.23) $  0.20  $   0.08  $   0.20
                          ======= ======= =======  =======  =======  ========  ========
Shares used in computing
earnings (loss) per
share available to
common stockholders:
 Basic..................    5,257   5,523   5,693    5,986    6,314     6,307     6,472
                          ======= ======= =======  =======  =======  ========  ========
 Diluted................    6,536   6,850   7,001    5,986    7,316     7,300     7,555
                          ======= ======= =======  =======  =======  ========  ========

                                                            June 30,             December 31,
                                                -------------------------------- ------------
                                                1994  1995   1996   1997   1998      1998
                                                ----- ----- ------ ------ ------ ------------
                                                         (In thousands)          (Unaudited)
Balance Sheet Data:
Cash and cash equivalents ..................... $ 910 $ 632 $1,080 $  827 $1,362    $ 3,925
Working capital................................ 1,323 2,027  3,123  2,476  3,884     5,596
Total assets................................... 4,130 7,394  9,144 10,481 11,301    16,997
Short-term and long-term debt..................    --   499    597  1,384     75        25
Redeemable common stock, at redemption value...   973 1,061  1,148  1,246  1,353     1,409
Stockholders' equity........................... 1,222 2,183  3,708  2,680  4,368     6,822

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion contains forward-looking statements that involve risks and uncertainties. The company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

Overview

  The company is a leading provider of software used to make and manage corporate payments. In 1989, the company released its first product, LaserCheck for DOS, to offer enterprises a cost-effective method to issue checks using specialized laser printers and toners, eliminating the need for pre-printed, negotiable check stock. In 1992, the company entered into an arrangement with Xerox to sell an advanced laser printer and newly developed magnetic ink character recognition toners. Over the next few years Bottomline:

 . became one of the largest re-sellers of Xerox Corporation magnetic ink character recognition products;

 . adapted its LaserCheck products to run on Windows 3.X and Windows 95 operating platforms; and

 .  developed new check fraud avoidance software applications.

  In 1996, in order to expand its offerings to include an electronic-payment solution, the company acquired CertiSoft Solutions, Inc., a developer of software designed to let users make secure electronic payments. In February 1997, the company built on the CertiSoft technology to introduce its PayBase software products that enable users to control, manage and issue electronic payments across an entire enterprise, running on Microsoft's Windows 98 and Windows NT operating systems. In the fiscal year ended June 30, 1997, the company experienced significant problems with a third-party printer the company had been reselling. The printer problem had an adverse effect on operating results, including reduced revenues due to customer returns and reduced sales productivity, which resulted in the company reporting a net loss for the fiscal year ended June 30, 1997. In March 1998, The Federal Reserve Board selected the company to develop electronic payment-related software that would be made available to its 12,000 member financial institutions. Today, the company's customer base includes over 2,000 customers in industries such as financial services, health care, communications, education, media, manufacturing and government.

  Bottomline's revenues are primarily derived from three sources.

 . Software License Fees. Bottomline derives software license revenues primarily from PayBase software license fees, which are generally based on the number of software applications and user licenses purchased. Fees from the sale of software licenses are generally recognized upon delivery of the software to the customer, unless the company has significant obligations remaining with respect to the software.

 . Service and Maintenance Fees. Bottomline derives service and maintenance revenues from (1) consulting, design and training fees which are fixed on a project-to-project basis and (2) customer support and maintenance fees. Revenues relating to custom consulting, design and service fees are recognized at the time services are rendered. Customer support and training fees are established as a percentage, typically 18% of the list price for the software license, and are prepaid annually. Support and maintenance agreements generally have a term of 12 months and are renewable annually. The company recognizes revenues related to customer support and maintenance fees ratably over the life of the agreement.

 . Equipment and Supply Sales. Bottomline derives equipment and supply revenues from the sales of printers, check paper and magnetic ink character recognition toners that are recognized at the time of delivery.

  Bottomline expects to continue making significant investments in product development and engineering in order to enhance its current products, develop new products and further advance its Internet and payment technologies. Future investments in product development and engineering will generally be related to the hiring of additional software engineering personnel.

  The continued investment in and expansion of Bottomline's direct sales force is an important part of its strategy. Bottomline intends to add approximately 10 new sales professionals during fiscal year 1999. Bottomline also intends to continue to increase the promotion of its products and services through conferences, seminars, direct marketing and trade publications, as well as through relationships with enterprise resource planning and accounting system vendors, such as Oracle and SAP, and implementation consultants. In addition, Bottomline expects to increase its system engineering and sales support personnel located in its existing field sales offices in San Francisco, California; Chicago, Illinois; Englewood, Colorado; and New York, New York and to open additional field sales offices in other major cities.

  Bottomline records software development costs in accordance with Financial Accounting Standards Board Statement No. 86. The Company has not had any software development costs that were capitalized during the last fiscal year and does not currently have any software development costs that are being capitalized.

Recent Accounting Pronouncements

  In October 1997, the American Institute of Certified Public Accountants issued SOP 97-2, which Bottomline adopted on July 1, 1998. SOP 97-2 requires, among other things, that revenue should be recognized when there is persuasive evidence of an existing agreement, delivery has occurred, the fees charged are fixed or determinable and collectibility is probable. Additionally, SOP 97-2 provides that for those arrangements which consist of multiple elements such as services, software, software upgrades, enhancements and post-contract support, the fees charged must be allocated to each element of the arrangement based upon vendor-specific objective evidence of fair value, which is to be determined based upon the price charged when the element is sold separately or the price for the element established by management with relevant authority. Bottomline believes that SOP 97-2 will not have a material adverse effect on its future operating results.

Recent Development

  In October 1998, Bottomline entered into a working agreement with Arthur Andersen LLP. Under the working agreement, Arthur Andersen LLP will work with Bottomline to introduce its PayBase/32/ solution to enterprises that would likely benefit from anticipated cost efficiencies and enhanced internal controls realized from PayBase/32/. Bottomline plans to utilize the enterprise consulting experience of Arthur Andersen LLP to demonstrate to the users of its departmental payment products the benefits of migrating to the company's PayBase/32/ enterprise-wide payment solution. In October 1998, Arthur Andersen LLP also made an investment in Bottomline's common stock.

Results of Operations

  The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

                                                                 Six Months
                                                                    Ended
                                 Fiscal Year Ended June 30,     December 31,
                                 --------------------------     ------------
                                   1996      1997       1998     1997    1998
                                 --------  --------   --------  ------  ------
Revenues:
 Software licenses.............      25.9%     28.9%      34.0%   32.7%   41.2%
 Service and maintenance.......      25.4      30.4       33.4    33.0    29.4
 Equipment and supplies........      48.7      40.7       32.6    34.3    29.4
                                 --------  --------   --------  ------  ------
  Total revenues...............     100.0     100.0      100.0   100.0   100.0
Cost of revenues:
 Software licenses.............       0.1       0.7        0.7     0.9     0.8
 Service and maintenance.......      14.7      19.0       14.7    15.0    13.5
 Equipment and supplies........      29.7      29.0       22.5    23.4    21.1
                                 --------  --------   --------  ------  ------
  Total cost of revenues.......      44.5      48.7       37.9    39.3    35.4
                                 --------  --------   --------  ------  ------
Gross profit                         55.5      51.3       62.1    60.7    64.6
Operating expenses:
 Sales and marketing...........      23.2      29.9       26.4    26.5    26.9
 Product development and
   engineering.................       6.9       9.9       10.9    11.0    10.5
 General and administrative....      16.8      19.3       15.1    14.8    13.3
                                 --------  --------   --------  ------  ------
  Total operating expenses.....      46.9      59.1       52.4    52.3    50.7
                                 --------  --------   --------  ------  ------
Income (loss) from operations..       8.6      (7.8)       9.7     8.4    13.9
Interest income (expense),
  net..........................        --      (0.3)      (0.1)   (0.4)    0.2
                                 --------  --------   --------  ------  ------
Income (loss) before provision
  (benefit) for income taxes...       8.6      (8.1)       9.6     8.0    14.1
Provision (benefit) for income
  taxes........................       3.7      (2.4)       4.1     3.4     5.6
                                 --------  --------   --------  ------  ------
Net income (loss)..............       4.9%     (5.7)%      5.5%    4.6%    8.5%
                                 ========  ========   ========  ======  ======

Six Months Ended December 31, 1998 Compared to Six Months Ended December 31,
1997

 Revenues

  Total revenues increased by $4.6 million to $18.1 million in the six months ended December 31, 1998 from $13.5 million in the six months ended December 31, 1997, an increase of 34%.

  Software Licenses. Software license fees increased by $3.1 million to $7.5 million in the six months ended December 31, 1998 from $4.4 million in the six months ended December 31, 1997, an increase of 70%. Software licenses fees represented 41% of total revenues in the six months ended December 31, 1998 compared to 33% of total revenues for the six months ended December 31, 1997. The increase in software license fees was due primarily to growing market acceptance of PayBase/32/ as the Company sold 115 PayBase/32/ licenses in the six months ended December 31, 1998 compared to 67 PayBase/32/ licenses in the six months ended December 31, 1997 and the delivery of software to the Federal Reserve System, which resulted in recognition of software license revenue of approximately $1.1 million in the six months ended December 31, 1998.

  Service and Maintenance. Service and maintenance fees increased by $856,000 to $5.3 million in the six months ended December 31, 1998 from $4.4 million in the six months ended December 31, 1997, an increase of 19%. Service and maintenance fees represented 29% of total revenues in the six months ended December 31, 1998 compared to 33% of total revenues in the six months ended December 31, 1997. The increase in service and maintenance fees was due primarily to an increase in the number of sales of software licenses, which resulted in increased orders for services and sales of software maintenance and technical support.

  Equipment and Supplies. Equipment and supplies sales increased by $699,000 to $5.3 million in the six months ended December 31, 1998 from $4.6 million in the six months ended December 31, 1997, an increase of 15%. Equipment and supplies sales represented 29% of total revenues in the six months ended December 31, 1998 compared to 34% of total revenues in the six months ended December 31, 1997. The increase in equipment and supplies sales was due primarily to an increase in sales of printers.

 Cost of Revenues

  Software Licenses. Software license costs consist of expenses incurred by Bottomline to manufacture, package and distribute its software products and related documentation and costs of licensing third-party software incorporated into its products. Software license costs increased by $36,000 to $154,000 in the six months ended December 31, 1998 from $118,000 in the six months ended December 31, 1997, an increase of 31%. Software license costs were 2% of software revenues in the six months ended December 31, 1998 compared to 3% of software revenues in the six months ended December 31, 1997. The increase in software license costs was due primarily to royalty payments of approximately $100,000 made in connection with the software delivered to The Federal Reserve System.

  Service and Maintenance. Service and maintenance costs include salary expense and other related costs for Bottomline's customer service, maintenance and telephone support staffs, as well as third-party contractor expenses. Service and maintenance costs increased by $427,000 to $2.5 million in the six months ended December 31, 1998 from $2.0 million in the six months ended December 31, 1997, an increase of 21%. Service and maintenance costs were 46% of service and maintenance revenues in the six months ended December 31, 1998 compared to 45% of service and maintenance revenues in the six months ended December 31, 1997. The increase in service and maintenance costs was due primarily to increased staffing and personnel related costs.

  Equipment and Supplies. Equipment and supplies costs increased by $638,000 to $3.8 million in the six months ended December 31, 1998 from $3.2 million in the six months ended December 31, 1997, an increase of 20%. Equipment and supplies costs were 71% of equipment and supply revenues in the six months ended December 31, 1998 compared to 68% of equipment and supplies sales in the six months ended December 31, 1997. The increase in equipment and supplies costs as a percentage of equipment and supplies revenues was due primarily to competitive pressure on the pricing of supplies.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries and other related costs for sales and marketing personnel, sales commissions, travel, public relations and marketing materials and trade shows. Sales and marketing expenses increased by $1.3 million to $4.9 million in the six months ended December 31, 1998 from $3.6 million in the six months ended December 31, 1997, an increase of 36%. Sales and marketing expenses remained constant at 27% of total revenues in each of the six month periods ended December 31, 1998 and December 31, 1997. The dollar increase was due primarily to increases in staffing and personnel related costs.

  Product Development and Engineering. Product development and engineering expenses consist primarily of personnel costs to support product development. Product development and engineering expenses increased by $413,000 to $1.9 million in the six months ended December 31, 1998 from $1.5 million in the six months ended December 31, 1997, an increase of 28%. Product development and engineering expenses remained constant at 11% of total revenues in each of the six month periods ended December 31, 1998 and December 31, 1997. The dollar increase was due primarily to increases in staffing and personnel related costs.

  General and Administrative. General and administrative expenses consist primarily of salaries and other related costs for operations and finance employees, legal and accounting services and certain facilities-related expenses. General and administrative expenses increased by $395,000 to $2.4 million in the six months ended December 31, 1998 from $2.0 million in the six months ended December 31, 1997, an increase of 20%. General and administrative expenses were 13% of total revenues in the six months ended December 31, 1998 compared to 15% of total revenues in the six months ended December 31, 1997. The dollar increase was due to staffing and personnel related costs which increased by $201,000 and, to a lesser extent, facility, information system and other expenses necessary to support Bottomline's expanding operations.

  Interest Income (Expense), Net. Interest income (expense), net consists of interest income and interest expense. Interest income (expense), net increased by $89,000 to $39,000 of interest income in the six months ended December 31, 1998 from $50,000 of interest expense in the six months ended December 31, 1997. The increase was due to lower average balances outstanding under Bottomline's revolving credit agreement and higher cash balances on hand.

  Provision (Benefit) for Income Taxes. The provision (benefit) for income taxes increased by $566,000 to $1.0 million in the six months ended December 31, 1998 from $460,000 in the six months ended December 31, 1997. The effective tax rate in the six months ended December 31, 1998 was 40% compared to 42% in the six months ended December 31, 1997. The effective tax rate in each of the six month periods ended December 31, 1998 and December 31, 1997 differed from the federal statutory rate due principally to the effect of state income taxes.

  Net Income. Net income increased by $911,000 to $1.5 million in the six months ended December 31, 1998 from $627,000 in the six months ended December 31, 1997.

Fiscal Year Ended June 30, 1998 Compared to Fiscal Year Ended June 30, 1997

 Revenues

  Total revenues increased by $6.9 million to $29.0 million in the fiscal year ended June 30, 1998 from $22.1 million in the fiscal year ended June 30, 1997, an increase of 31%. The increase was primarily attributable to the growing market acceptance of PayBase/32/, which the company released in February 1997, and the addition of new clients to Bottomline's customer base, resulting in substantial growth in software license fees and related services and maintenance fees.

  Software Licenses. Software license fees increased by $3.5 million to $9.9 million in the fiscal year ended June 30, 1998 from $6.4 million in the fiscal year ended June 30, 1997, an increase of 55%. Software licenses fees represented 34% of total revenues in the fiscal year ended June 30, 1998 compared to 29% of total revenues in the fiscal year ended June 30, 1997. In February 1997, Bottomline released PayBase/32/. PayBase/32/ is a more advanced, higher priced product. The increase in software license fees during the fiscal year ended June 30, 1998 was due primarily to the higher price of the PayBase/32/ product and an increase in the number of customers as a result of growing market acceptance of PayBase/32/. Revenues from the company's existing product line were consistent with the prior year.

  Service and Maintenance. Service and maintenance fees increased by $3.0 million to $9.7 million in the fiscal year ended June 30, 1998 from $6.7 million in the fiscal year ended June 30, 1997, an increase of 45%. Service and maintenance fees represented 33% of total revenues in the fiscal year ended June 30, 1998 compared to 30% of total revenues in the fiscal year ended June 30, 1997. The increase in service and maintenance fees was due primarily to an increase in the number of customers and sales of software licenses, which resulted in increased orders for services and sales of software maintenance and technical support.

  Equipment and Supplies. Equipment and supplies sales increased by $400,000 to $9.4 million in the fiscal year ended June 30, 1998 from $9.0 million in the fiscal year ended June 30, 1997, an increase of 4%. Equipment and supplies sales represented 33% of total revenues in the fiscal year ended June 30, 1998 compared to 41% of total revenues in the fiscal year ended June 30, 1997. The increase in equipment and supplies sales was due primarily to increased sales of magnetic ink character recognition toners and check stock.

 Cost of Revenues

  Software Licenses. Software license costs increased by $55,000 to $215,000 in the fiscal year ended June 30, 1998 from $160,000 in the fiscal year ended June 30, 1997, an increase of 34%, due to increased software sales. Software license costs were 2% of software revenues in the fiscal year ended June 30, 1998 compared to 3% of software revenues in the fiscal year ended June 30, 1997.

  Service and Maintenance. Service and maintenance costs increased by $100,000 to $4.3 million in the fiscal year ended June 30, 1998 from $4.2 million in the fiscal year ended June 30, 1997, an increase of 2%.

Service and maintenance costs were 44% of service and maintenance revenues in the fiscal year ended June 30, 1998 compared to 63% of service and maintenance revenues in the fiscal year ended June 30, 1997. Service and maintenance costs as a percentage of service and maintenance revenues were significantly higher in the fiscal year ended June 30, 1997 as a result of increased maintenance costs and charges incurred in fiscal year 1997 by Bottomline due to a problem with a third-party printer that it had been reselling.

  Equipment and Supplies. Equipment and supplies costs increased by $100,000 to $6.5 million in the fiscal year ended June 30, 1998 from $6.4 million in the fiscal year ended June 30, 1997, an increase of 2%. Equipment and supplies costs were 69% of equipment and supplies sales in the fiscal year ended June 30, 1998 compared to 71% in the fiscal year ended June 30, 1997. The decrease in equipment and supplies costs as a percentage of equipment and supplies sales was due primarily to a higher provision for inventory obsolescence of $217,000 recognized during fiscal year 1997 related to a third-party printer that the company had been reselling.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses increased by $1.1 million to $7.7 million in the fiscal year ended June 30, 1998 from $6.6 million in the fiscal year ended June 30, 1997, an increase of 17%. Sales and marketing expenses were 26% of total revenues in the fiscal year ended June 30, 1998 compared to 30% of total revenues in the fiscal year ended June 30, 1997. The dollar increase was due primarily to an increase in sales and marketing personnel costs which increased by $816,000 and, to a lesser extent, increased marketing expenditures relating to the introduction of PayBase/32/.

  Product Development and Engineering. Product development and engineering expenses increased by $1.0 million to $3.2 million in the fiscal year ended June 30, 1998 from $2.2 million in the fiscal year ended June 30, 1997, an increase of 45%. Product development and engineering expenses were 11% of total revenues in the fiscal year ended June 30, 1998 compared to 10% of total revenues in the fiscal year ended June 30, 1997. The dollar increase was due primarily to the hiring of additional personnel to develop new software products.

  General and Administrative. General and administrative expenses increased by $100,000 to $4.4 million in the fiscal year ended June 30, 1998 from $4.3 million in the fiscal year ended June 30, 1997, an increase of 2%. General and administrative expenses were 15% of total revenues in the fiscal year ended June 30, 1998 compared to 19% of total revenues in the fiscal year ended June 30, 1997. The dollar increase was due primarily to increased personnel costs which increased by $88,000 and, to a lesser extent, facility expenses necessary to support the company's expanding operations.

  Interest Income (Expense), Net. Interest expense net decreased by $6,000 to $50,000 in the fiscal year ended June 30, 1998 from $56,000 in the fiscal year ended June 30, 1997. The decrease was due to lower prevailing interest rates and lower borrowings in fiscal year 1998 compared to fiscal year 1997.

  Provision (Benefit) for Income Taxes. The company had income tax expense of $1.2 million in the fiscal year ended June 30, 1998 compared to an income tax benefit of $536,000 in the fiscal year ended June 30, 1997. The effective tax rate used to calculate the company's income tax expense in the fiscal year ended June 30, 1998 was 42% compared to an effective tax rate of 30.0% used to calculate the company's income tax benefit in the fiscal year ended June 30, 1997. The effective tax rate in the fiscal year ended June 30, 1998 differed from the federal statutory rate due principally to the effect of state income taxes and reduced levels of available research and development credits. The effective tax rate in the fiscal year ended June 30, 1997 differed from the federal statutory rate due principally to the effect of non-deductible expenses associated principally with the CertiSoft acquisition, which were offset partially by research and development credits.

  Net Income (Loss). Net income increased by $2.9 million to $1.6 million in the fiscal year ended June 30, 1998 from a net loss of $1.3 million in the fiscal year ended June 30, 1997.

Fiscal Year Ended June 30, 1997 Compared to Fiscal Year Ended June 30, 1996

 Revenues

  Total revenues increased by $4.0 million to $22.1 million in the fiscal year ended June 30, 1997 from $18.1 million in the fiscal year ended June 30, 1996, an increase of 22%. This increase was primarily attributable to the addition of new clients to the company's customer base, resulting in substantial growth in software license fees and related services and maintenance fees. Revenues were adversely affected in fiscal year 1997 due to a problem with a third-party printer that the company had been reselling which resulted in customer returns and reduced sales productivity.

  Software Licenses. Software license fees increased by $1.7 million to $6.4 million in the fiscal year ended June 30, 1997 from $4.7 million in the fiscal year ended June 30, 1996, an increase of 36%. Software license fees represented 29% of total revenues in the fiscal year ended June 30, 1997 compared to 26% of total revenues in the fiscal year ended June 30, 1996. The increase in software license fees was due primarily to a higher average license price for existing products, an increase in customers as a result of growing market acceptance of LaserCheck and, to a lesser extent, the introduction of PayBase. Software license fees were adversely affected in fiscal year 1997 due to a decrease in orders from both new and existing customers as a result of a problem with a third-party printer that the company had been reselling, which reduced sales productivity.

  Service and Maintenance. Service and maintenance fees increased by $2.1 million to $6.7 million in the fiscal year ended June 30, 1997 from $4.6 million in the fiscal year ended June 30, 1996, an increase of 46%. Service and maintenance fees represented 30% of total revenues in the fiscal year ended June 30, 1997 compared to 25% of total revenues in the fiscal year ended June 30, 1996. The increase in service and maintenance fees was due primarily to an increase in the number of customers and sales of software licenses, which resulted in increased orders for professional services and sales of software maintenance and technical support.

  Equipment and Supplies. Equipment and supplies sales increased by $200,000 to $9.0 million in the fiscal year ended June 30, 1997 from $8.8 million in the fiscal year ended June 30, 1996, an increase of 2%. Equipment and supplies sales represented 41% of total revenues in the fiscal year ended June 30, 1997 compared to 49% of total revenues in the fiscal year ended June 30, 1996. The increase in equipment and supplies sales was due primarily to increased sales of magnetic ink character recognition toners and check stock.

 Cost of Revenues

  Software Licenses. Software license costs increased by $133,000 to $160,000 in the fiscal year ended June 30, 1997 from $27,000 in the fiscal year ended June 30, 1996, an increase of 493%. Software license costs represented 3% of software license revenues in the fiscal year ended June 30, 1997 compared to 1% of software license revenues in the fiscal year ended June 30, 1996. Software license costs increased primarily because the company converted from diskette to CD-ROM media for packaging its software.

  Service and Maintenance. Service and maintenance costs increased by $1.5 million to $4.2 million in the fiscal year ended June 30, 1997 from $2.7 million in the fiscal year ended June 30, 1996, an increase of 56%. Service and maintenance costs represented 63% of service and maintenance revenues in the fiscal year ended June 30, 1997 compared to 58% of service and maintenance revenues in the fiscal year ended June 30, 1996. The increase was primarily due to expansion of the company's customer services organization and higher than expected charges incurred in fiscal year 1997 related to a problem with a third-party printer that the company had been reselling.

  Equipment and Supplies. Equipment and supplies costs increased by $1.0 million to $6.4 million in the fiscal year ended June 30, 1997 from $5.4 million in the fiscal year ended June 30, 1996, an increase of 19%. Equipment and supplies costs represented 71% of equipment and supplies sales in the fiscal year ended June 30, 1997 compared to 61% of equipment and supplies sales in the fiscal year ended June 30, 1996. This increase was due primarily to inventory write-offs and higher provisions for printer inventory obsolescence of $217,000 recognized during fiscal year 1997 due to a problem with a third-party printer that the company had been reselling.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses increased by $2.4 million to $6.6 million in the fiscal year ended June 30, 1997 from $4.2 million in the fiscal year ended June 30, 1996, an increase of 57%. Sales and marketing expenses represented 30% of total revenues in the fiscal year ended June 30, 1997 compared to 23% of total revenues in the fiscal year ended June 30, 1996. The increase was due to a significant increase in sales and marketing personnel costs which increased by $1.8 million and, to a lesser extent, increased marketing program expenditures to launch PayBase products and to increased sales of LaserCheck software.

  Product Development and Engineering. Product development and engineering expenses increased by $1.0 million to $2.2 million in the fiscal year ended June 30, 1997 from $1.2 million in the fiscal year ended June 30, 1996, an increase of 83%. Product development and engineering expenses represented 10% of total revenues in the fiscal year ended June 30, 1997 compared to 7% of total revenues in the fiscal year ended June 30, 1996. The increase was due primarily to additional amortization of certain acquired software costs charged to operations and increases in staffing to support development of PayBase.

  General and Administrative. General and administrative expenses increased by $1.3 million to $4.3 million in the fiscal year ended June 30, 1997 from $3.0 million in the fiscal year ended June 30, 1996, an increase of 43%. General and administrative expenses represented 19% of total revenues in the fiscal year ended June 30, 1997 compared to 17% of total revenues in the fiscal year ended June 30, 1996. The increase was due to personnel costs which increased by $387,000, expenses of $300,000 related to the conversion to a new accounting system and facility expenses necessary to support expanding operations.

  Interest Income (Expense), Net. Interest expense net increased by $50,000 to $56,000 in the fiscal year ended June 30, 1997 from $6,000 in the fiscal year ended June 30, 1996, an increase of 833%. The increase was due primarily to increased borrowings under the company's revolving credit agreement in fiscal year 1997.

  Provision (Benefit) for Income Taxes. The company had an income tax benefit of $536,000 in the fiscal year ended June 30, 1997, compared to an income tax expense of $664,000 in the fiscal year ended June 30, 1996. The effective tax rate used to calculate the company's income tax benefit in the fiscal year ended June 30, 1997 was 30% compared to an effective tax rate of 43% used to calculate the company's income tax expense in the fiscal year ended June 30, 1996. The effective tax rate in the fiscal year ended June 30, 1997 differed from the federal statutory rate due principally to non-deductible expenses associated with Bottomline's CertiSoft acquisition and research and development tax credits. The effective tax rate in the fiscal year ended June 30, 1996 differed from the federal statutory rate due principally to the effect of state income taxes and non-deductible expenses associated with the CertiSoft acquisition.

  Net Income (Loss). Net income decreased by $2.2 million to a net loss of $1.3 million in the fiscal year ended June 30, 1997 from net income of $883,000 in the fiscal year ended June 30, 1996. The net loss was principally attributable to a significant problem with a third-party printer that the company had been reselling. The printer problem had a adverse effect on operating results. It resulted in increased customer support expenses incurred in responding to printer-related issues; increased service, maintenance and supply expenses incurred in repairing and replacing the defective printers; inventory write-offs of $217,000 related to the defective printers; and a decrease in orders from customers as printer problems adversely affected sales productivity.

Selected Quarterly Results of Operations

  The following table sets forth certain unaudited quarterly results of operations of Bottomline for each of the ten quarters ended December 31, 1998. In management's opinion, this unaudited information has been prepared on the same basis as the audited Financial Statements appearing elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited quarterly results when read in conjunction with the audited Financial Statements and Notes thereto included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of future results of operations.

  Prior to the effectiveness of this offering, the company had 801,000 shares of redeemable common stock outstanding which were redeemable at the option of the holders at a redemption price that increased over time. The earnings
(loss) per share available to common stockholders shown below have been adjusted to reflect the increase in the redemption price for each period. These redemption rights terminated upon the effectiveness of this offering. The shares used in computing diluted earnings per share available to common stockholders include the redeemable common stock.

                                                              Three Months Ended
                         --------------------------------------------------------------------------------------------
                         Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31,
                           1996      1996     1997     1997     1997      1997     1998     1998     1998      1998
                         --------- -------- -------- -------- --------- -------- -------- -------- --------- --------
                                                    (In thousands, except per share data)
Revenues:
 Software licenses.....   $1,415    $1,510   $1,458   $2,009   $1,591    $2,844   $2,506   $2,946   $3,477   $ 3,991
 Service and
   maintenance.........    1,340     1,716    1,788    1,885    1,937     2,534    2,280    2,950    2,254     3,073
 Equipment and
   supplies............    2,041     2,426    2,244    2,294    2,536     2,106    2,675    2,132    2,374     2,967
                          ------    ------   ------   ------   ------    ------   ------   ------   ------   -------
  Total revenues.......    4,796     5,652    5,490    6,188    6,064     7,484    7,461    8,028    8,105    10,031
Cost of revenues:
 Software licenses.....       36        44       30       50       48        70       44       53      123        31
 Service and
   maintenance.........      892     1,251    1,015    1,048      851     1,178    1,060    1,172    1,106     1,350
 Equipment and
   supplies............    1,380     1,904    1,546    1,580    1,648     1,528    1,828    1,522    1,682     2,133
                          ------    ------   ------   ------   ------    ------   ------   ------   ------   -------
  Total cost of
    revenues...........    2,308     3,199    2,591    2,678    2,547     2,776    2,932    2,747    2,911     3,514
                          ------    ------   ------   ------   ------    ------   ------   ------   ------   -------
Gross profit...........    2,488     2,453    2,899    3,510    3,517     4,708    4,529    5,281    5,194     6,517
Operating expenses:
 Sales and marketing...    1,338     1,594    1,665    2,034    1,557     2,033    1,879    2,206    2,242     2,638
 Product development
   and engineering.....      408       338      501      938      670       822      811      855      928       977
 General and
   administrative......    1,026     1,123    1,036    1,081      932     1,074    1,152    1,214    1,277     1,124
                          ------    ------   ------   ------   ------    ------   ------   ------   ------   -------
  Total operating
    expenses...........    2,772     3,055    3,202    4,053    3,159     3,929    3,842    4,275    4,447     4,739
                          ------    ------   ------   ------   ------    ------   ------   ------   ------   -------
Income (loss) from
  operations...........     (284)     (602)    (303)    (543)     358       779      687    1,006      747     1,778
Interest income
  (expense), net.......        7       (24)     (34)      (5)     (22)      (28)     (10)      10       15        24
                          ------    ------   ------   ------   ------    ------   ------   ------   ------   -------
Income (loss) before
  provision (benefit)
  for income taxes.....     (277)     (626)    (337)    (548)     336       751      677    1,016      762     1,802
Provision (benefit) for
  income taxes.........     (109)     (247)    (133)     (47)     142       318      287      430      305       721
                          ------    ------   ------   ------   ------    ------   ------   ------   ------   -------
Net income (loss)......   $ (168)   $ (379)  $ (204)  $ (501)  $  194    $  433   $  390   $  586   $  457   $ 1,081
                          ======    ======   ======   ======   ======    ======   ======   ======   ======   =======
Earnings (loss) per
  share
 available to common
 stockholders:
 Basic.................   $(0.03)   $(0.07)  $(0.04)  $(0.08)  $ 0.03    $ 0.06   $ 0.06   $ 0.09   $ 0.07   $  0.16
                          ======    ======   ======   ======   ======    ======   ======   ======   ======   =======
 Diluted...............   $(0.03)   $(0.07)  $(0.04)  $(0.08)  $ 0.02    $ 0.06   $ 0.05   $ 0.08   $ 0.06   $  0.14
                          ======    ======   ======   ======   ======    ======   ======   ======   ======   =======
Shares used in
  computing earnings
 (loss) per share
   available to
 common stockholders:
 Basic.................    5,871     5,904    5,907    6,261    6,307     6,307    6,312    6,330    6,361     6,583
                          ======    ======   ======   ======   ======    ======   ======   ======   ======   =======
 Diluted...............    5,871     5,904    5,907    6,261    7,297     7,305    7,308    7,362    7,456     7,655
                          ======    ======   ======   ======   ======    ======   ======   ======   ======   =======

  The following table sets forth unaudited quarterly results of operations as a percentage of revenues for each of the ten quarters ended December 31, 1998.

                                                         Three Months Ended
                    -----------------------------------------------------------------------------------------------
                    Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31,
                      1996      1996      1997      1997      1997      1997     1998     1998     1998      1998
                    --------- --------  --------  --------  --------- -------- -------- -------- --------- --------
Revenues:
 Software
   licenses.......     29.5%    26.7%     26.5%     32.5%      26.3%    38.0%    33.6%    36.7%     42.9%    39.8%
 Service and
   maintenance....     27.9     30.4      32.6      30.4       31.9     33.9     30.5     36.7      27.8     30.6
 Equipment and
   supplies.......     42.6     42.9      40.9      37.1       41.8     28.1     35.9     26.6      29.3     29.6
                      -----    -----     -----     -----      -----    -----    -----    -----     -----    -----
  Total revenues..    100.0    100.0     100.0     100.0      100.0    100.0    100.0    100.0     100.0    100.0
Cost of revenues:
 Software
   licenses.......      0.7      0.8       0.5       0.8        0.8      0.9      0.6      0.6       1.5      0.3
 Service and
   maintenance....     18.6     22.1      18.5      17.0       14.0     15.8     14.2     14.6      13.6     13.5
 Equipment and
   supplies ......     28.8     33.7      28.2      25.5       27.2     20.4     24.5     19.0      20.8     21.2
                      -----    -----     -----     -----      -----    -----    -----    -----     -----    -----
  Total cost of
    revenues......     48.1     56.6      47.2      43.3       42.0     37.1     39.3     34.2      35.9     35.0
                      -----    -----     -----     -----      -----    -----    -----    -----     -----    -----
Gross profit......     51.9     43.4      52.8      56.7       58.0     62.9     60.7     65.8      64.1     65.0
Operating
  expenses:
 Sales and
   marketing......     27.9     28.2      30.3      32.9       25.7     27.2     25.2     27.5      27.7     26.3
 Product
   development and
   engineering....      8.5      6.0       9.1      15.1       11.0     11.0     10.9     10.7      11.4      9.7
 General and
   administrative..    21.4     19.9      18.9      17.5       15.4     14.3     15.4     15.0      15.8     11.2
                      -----    -----     -----     -----      -----    -----    -----    -----     -----    -----
  Total operating
    expenses......     57.8     54.1      58.3      65.5       52.1     52.5     51.5     53.2      54.9     47.2
                      -----    -----     -----     -----      -----    -----    -----    -----     -----    -----
Income (loss) from
  operations......     (5.9)   (10.7)     (5.5)     (8.8)       5.9     10.4      9.2     12.6       9.2     17.8
Interest income
  (expense), net..      0.1     (0.4)     (0.6)     (0.1)      (0.4)    (0.4)    (0.1)     0.1       0.2      0.2
                      -----    -----     -----     -----      -----    -----    -----    -----     -----    -----
Income (loss)
  before provision
  (benefit) for
  income taxes....     (5.8)   (11.1)     (6.1)     (8.9)       5.5     10.0      9.1     12.7       9.4     18.0
Provision
  (benefit) for
  income taxes....     (2.3)    (4.4)     (2.4)     (0.8)       2.3      4.2      3.9      5.4       3.8      7.2
                      -----    -----     -----     -----      -----    -----    -----    -----     -----    -----
Net income
  (loss)..........     (3.5)%   (6.7)%    (3.7)%    (8.1)%      3.2%     5.8%     5.2%     7.3%      5.6%    10.8%
                      =====    =====     =====     =====      =====    =====    =====    =====     =====    =====
                    -----------------------------------
Revenues:
 Software
   licenses.......
 Service and
   maintenance....
 Equipment and
   supplies.......
  Total revenues..
Cost of revenues:
 Software
   licenses.......
 Service and
   maintenance....
 Equipment and
   supplies ......
  Total cost of
    revenues......
Gross profit......
Operating
  expenses:
 Sales and
   marketing......
 Product
   development and
   engineering....
 General and
   administrative..
  Total operating
    expenses......
Income (loss) from
  operations......
Interest income
  (expense), net..
Income (loss)
  before provision
  (benefit) for
  income taxes....
Provision
  (benefit) for
  income taxes....
Net income
  (loss)..........

 Revenues

  The company has experienced year-to-year growth with seasonal fluctuations in revenues and earnings. During the company's second fiscal quarter ended December 31, revenues have typically increased as customers on a calendar-based fiscal year completed their capital spending plans. During the third fiscal quarter ended March 31, revenues have typically declined as customers focus internal resources on statutory and regulatory reporting requirements. The fourth fiscal quarter ended June 30, generally has the highest revenues as customers complete projects before summer, when activity in many corporate financial departments tends to slow, which can result in a difference between fourth and first quarter revenues.

  Revenues decreased by $100,000 to $6.1 million during the fiscal quarter ended September 30, 1997 from $6.2 million during the fiscal quarter ended June 30, 1997. The decrease was consistent with seasonal trends for revenues. Equipment and supplies sales increased by $200,000 to $2.5 million during the fiscal quarter ended September 30, 1997 from $2.3 million during the fiscal quarter ended June 30, 1997. The increase was due primarily to orders for new third-party printers and related toners. Equipment and supplies sales as a percent of total revenues decreased in subsequent quarters as printer orders stabilized.

 Cost of Revenues

  During the four quarters of fiscal year 1997, the company experienced a significant problem with a third-party printer it had been reselling. The printer problem had a material adverse effect on operating results, including:

  . increased customer support expenses incurred in receiving, investigating and responding to printer-related issues;

  . increased service, maintenance and supply expenses incurred in repairing and, in some cases, replacing the defective printers;

  . a decrease in orders from both new and existing customers as printer problems adversely affected sales productivity; and

  .   inventory write-offs of $217,000 related to the defective printers.

  The company has since established a product qualification process and periodic quality inspections. In addition, the company has revised and enhanced its quality assurance programs.

 Operating Expenses

  Sales and marketing expenses increased by $300,000 to $2.0 million in the fiscal quarter ended June 30, 1997 from $1.7 million in the fiscal quarter ended March 31, 1997. The increase was due primarily to commission expenses generated from increased sales of PayBase and related services, which had a higher average commission payment rate. Additionally, marketing expenses increased as the company promoted a new third-party laser printer.

  Product development and engineering expenses increased by $437,000 to $938,000 in the fiscal quarter ended June 30, 1997 from $501,000 in the fiscal quarter ended March 31, 1997. The increase was due primarily to additional amortization of certain acquired software costs charged to operations.

  Sales and marketing expenses increased by $400,000 to $2.0 million in the fiscal quarter ended December 31, 1997 from $1.6 million in the fiscal quarter ended September 30, 1997. The increase was due primarily to commission expenses generated from increased sales of PayBase and related professional services, which carried higher commission payment rates.

  In addition to seasonal fluctuations, quarterly results of operations may be subject to significant fluctuations due to several factors, including:

  .   the size, timing and number of customer orders;

  .   product and price competition;

  . the loss of key employees and the time required to train new hires, particularly sales and engineering personnel;

  .   timing of new product introductions and enhancements;

  .   sales, implementation and budget cycles of the company's customers;

  .   the number of business days in a particular period;

  . market acceptance of new products or product enhancements by either the company or its competitors;

  . the incurrence of costs relating to possible acquisitions of technologies or businesses;

  .   the company's ability to address new and related market opportunities;

  .   the mix of license and maintenance revenue in any period; and

  .   general economic conditions.

  The company anticipates that its operating expenses will continue to increase significantly. If sales in any quarter do not increase correspondingly, results of operations for that quarter would be materially adversely affected. For the foregoing reasons, the company believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful and that the company's results of operations in any particular quarter should not be relied upon as necessarily indicative of future performance. Moreover, for the foregoing reasons, there can be no assurance that the profitability attained in the last fiscal year will continue.

Liquidity and Capital Resources

  Bottomline has financed its operations primarily from cash provided by operating activities, the sale of common stock and bank credit facilities for leasehold improvements and working capital. Bottomline had net working capital of $5.6 million at December 31, 1998, including cash and cash equivalents totaling $3.9 million.

  Net cash provided by operating activities was $2.2 million in the six months ended December 31, 1998. Net cash provided by operating activities during the six months ended December 31, 1998 was primarily the result of net income and increases in deferred revenues, accounts payable and accrued expenses, partially offset by increases in accounts receivable and prepaid expenses. Net cash provided by operating activities was $2.6 million in the fiscal year ended June 30, 1998 and $820,000 in the fiscal year ended June 30, 1996. Net cash used in operating activities was $668,000 in the fiscal year ended June 30, 1997. Net cash provided by operating activities during the fiscal year ended June 30, 1998 and the fiscal year ended June 30, 1996 was primarily the result of net income and increases in deferred revenues partially offset by increases in accounts receivable. During the fiscal year ended June 30, 1997, net cash used in operations was primarily the result of net losses, an increase in accounts receivable and refundable income taxes partially offset by increases in deferred revenues, accounts payable and accrued expenses.

  Net cash used in investing activities was $602,000 in the six months ended December 31, 1998. Cash was used during this period to acquire computer equipment and software for internal use. Net cash used in investing activities was $993,000 in the fiscal year ended June 30, 1998, $694,000 in the fiscal year ended June 30, 1997 and $469,000 in the fiscal year ended June 30, 1996. Cash was used during these periods to acquire property and equipment and for software development costs. The company currently has no significant capital spending or purchase commitments, but expects to continue to engage in capital spending in the ordinary course of business. During fiscal year 1998, the company expensed as incurred all software development costs.

  Net cash provided by financing activities was $922,000 in the six months ended December 31, 1998. The net increase was the result of the October 1998 net proceeds of $972,000 from the sale of common stock partially offset by the reduction of notes payable of $50,000. Net cash used in financing activities was $1.1 million in the fiscal year ended June 30, 1998. Net cash provided by financing activities was $1.1 million in the fiscal year ended June 30, 1997 and $98,000 in the fiscal year ended June 30, 1996. Net cash used in financing activities during the fiscal year ended June 30, 1998 primarily represented repayment of indebtedness. Net cash provided by financing activities during the fiscal year ended June 30, 1997 primarily represented borrowings under the company's revolving credit agreement.

  In December 1998, the company renewed its revolving credit agreement with a bank which provides for borrowings of up to $5.0 million. Borrowings under its revolving credit agreement bear interest at the bank's prime rate, are due on demand and are secured by substantially all of the company's assets. As of December 31, 1998, the company had no outstanding balances under its revolving credit agreement. The agreement expires on December 31, 1999.

  The company believes that the proceeds generated by the sale of its common stock in this offering, cash generated from operations and cash and cash equivalents on hand, will be sufficient to meet its working capital requirements for the foreseeable future.

Year 2000 Considerations

  Computer systems and software must accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded in order to be year 2000 compliant.

  The vendors of each of Bottomline's major internal software systems, such as accounting and database management, have certified that their software is year 2000 compliant. In addition, the company has assessed its currently supported products, including tools, equipment and software provided by others, for possible problems in processing, reporting, displaying, functioning with and otherwise handling date data containing the year 2000 and beyond and has concluded that such products are year 2000 compliant. The company does not plan to assess specifically its facility management systems or the external forces such as utility or transportation year 2000 compliance failures that might generally affect industry and commerce. The company is developing contingency plans to address those issues that it believes will be critical to its operations in the event that internal systems fail to be year 2000 compliant and anticipates finalizing such contingency plans by June 30, 1999.

  The company has conducted extensive tests to validate the year 2000 compliance of its products installed after February 1997 and it believes that these products were year 2000 compliant at the time of installation. However, products installed prior to that time that operated in the DOS operating system environment are not year 2000 compliant. In 1997, the company notified customers that had purchased DOS based products that their products were not year 2000 compliant and that the company would no longer be supporting those products. The company has no plan to address year 2000 readiness for these older products. Based on the notification the company provided and the contractual provisions limiting liability contained in its standard terms and conditions which governed the sale of the company's DOS based products, the company does not believe there are significant risks to its business relating to year 2000 compliance of these products.

  During the past eighteen months, the company purchased $1.5 million in information systems, hardware and software, some of which purchases were accelerated in connection with year 2000 compliance. The company does not expect any future material expenses to be incurred in connection with year 2000 compliance.

                                   BUSINESS

Industry Background

  Most enterprises today still rely on pre-printed, paper checks to generate and receive payments. It is estimated that in 1997, United States businesses processed approximately 73 billion transactions involving paper checks. With the significant growth of the Internet and electronic commerce, many enterprises are seeking to implement a cost-effective, secure, electronic payment system. The National Automated Clearing House Association estimates that the cost of a business-to-business electronic payment averages $3.00 compared to $8.33 for a similar paper-based payment. It also estimates that approximately 4.5 billion secured Automated Clearing House payments were made in 1997.

 Paper Payment Process

  Traditional Check Printing. Most businesses today rely primarily on checks to make and receive payments. They typically use pre-printed checks, which are blank, legally negotiable instruments that must be securely stored, controlled and accounted for with physical audits. These checks are either manually completed or, more frequently, mechanically generated in batches and put through an impact printer. The checks are then:

  - -signed by a signing machine that contains the company's signature plates;

  - -sorted by a decolator machine, which separates the checks from their copies;

  - -run through a burster machine, which separates batch run checks along their perforated lines;

  - -manually or mechanically stuffed into envelopes for mailing; and

  - -copied, collated and delivered to the appropriate departments for filing and record updating.

Breakdowns along the processing line can be costly and time consuming. Damaged checks must be voided, filed and recorded for auditing purposes and replacements must be issued.

  When an enterprise receives a check, either through a lockbox (which is a third-party depositing service) or directly, the check must often be physically separated from the check stub. The stub, which contains detailed payment information, is forwarded to accounts receivable for data entry and payment record reconciliation. Because many payments cover multiple invoices or billings that may contain discounts, offsets or other adjustments, the reconciliation process is labor intensive and often results in many internal and external payment inquiries. After reconciliation, the check is processed as part of a bank deposit and continues through the banking system to the payor's bank.

  Laser Check Printing. The inefficiencies and opportunity for fraud inherent in traditional check printing has caused many enterprises to acquire software-based laser check printing systems to generate checks. As with printed checks, the process begins with the creation of initial payment information, including payee, payment amount and invoice reference. The software takes that information, merges it with permanently stored data used to create printed checks, such as bank information, check design and layout, signatures and logos, and automatically generates checks on a high-speed laser printer. The system can also include a magnetic ink character recognition line on the checks to facilitate their subsequent processing. A laser-printed check is manually or mechanically stuffed into an envelope for mailing and then continues through the same receipt and disbursement process as a pre-printed check.

 Electronic Payment Process

  The most basic electronic payment, an Automated Clearing House transaction, such as a direct deposit payroll transaction, consists of data formatted to comply with National Automated Clearing House Association standards. This data includes the necessary information to effect the transfer of funds from one account to another, such as the payor and payee's bank accounts, settlement date and dollar amount. Basic Automated Clearing House transactions do not include financial electronic data interchange information, which is commonly referred to as financial EDI, which consists of payment-related details about the purpose of the payment, such as a listing of all the invoices to be credited in connection with the payment. The Federal Reserve System and participating banks maintain the computer and network infrastructure needed to transmit these electronic payments.

  Electronic payments generally are processed in the following sequence:

  - - payment data is input;

  - - the data is formatted to comply with Automated Clearing House and financial EDI standards and transmitted to the payor's bank where appropriate debits are made electronically to the payors' accounts;

  - - the data is merged with other electronic payment transactions and sent through The Federal Reserve System's Automated Clearing House system, ultimately arriving at the payee bank, where appropriate credits are made electronically to the payees accounts; and

  - - the receiving bank transmits payment notification and remittance information to the payee.


  The following graphic depicts the traditional check process, laser check process and electronic payment process:


              [graph to describe the processes for edgar filing]

This graphic depicts the differences between Traditional Check Printing, Laser Check Printing and Electronic Payment processes.

[This graphic contains three separate graphs which represent the three different payment processes. Each graph assimilates an ascending stairway, each step of the stairway representing a different requirement of the respective payment process.

     The first ascending stairway is labelled "Traditional Check Printing" and is broken into three sections, as labelled on the side of the stairway. In the first section, entitled "Steps Required to Create a Traditional Check," ten steps ascend, representing different steps in the process. The steps are "Align Check Stock," "Sign Out Signature Plate," "Impact Printer," "Signer," "Decollator," "Burster," "Stuffer" and "Check Stock Audit & Control Post Check Run." In the second section, entitled "Time to Deliver the Check," three steps are grouped together and labelled, respectively, "Payor's Mailroom," "Postage" and "Payee's Mailroom." In the third section of the stairway, entitled "Steps Required to Receive, Post & Archive the Check," six steps ascend, representing different steps in the process. The steps are entitled "Envelope Opener," "Deposit Check," "Credit at Payee's Bank," "Enter Detail," "Archive Stub" and "Debit at Payor's Bank."

     The second ascending stairway is labelled "Laser Check Printing" and is also broken into three sections, as labelled on the side of the stairway. In the first section, entitled "Steps Required to Create a Laser Check," four steps ascend, representing different steps in the process. The steps are entitled "Input Payment Data," "Blank Paper," "Laser printer" and "Stuffer." In the second section, "Time to Deliver the Check," three ascending steps are grouped together and labelled, respectively, "Payor's Mailroom," "Postage" and "Payee's Mailroom." In the third section of the stairway, entitled "Steps Required to Receive, Post & Archive the Check," six steps ascend, representing different steps in the process. The steps are entitled "Envelope Opener," "Deposit Check," "Credit at Payee's Bank," "Enter Detail," "Archive Stub" and "Debit at Payor's Bank."

     The third ascending stairway is labelled "Electronic Payment" and only contains one section, entitled "Steps Required to Make an Electronic Payment." This section consists of five ascending steps labelled, respectively, "Input Payment Data," "Format & Transfer Payment Data," "Debit at Payor's Bank," "Credit at Payee's Bank" and "Payee Notification of Detail."]

 Comparison of Payment Processes

  Laser-printed checks are less expensive to generate than pre-printed checks due to reduced printing, processing and labor costs. Electronic payments further reduce printing, processing and labor costs as well as costs associated with mailing, "float" (which is the time between issuance and clearance of a check), fraud, error and paper-related payment inquiries. Electronic payments provide enterprises with the opportunity for improved cash management, the flexibility to make instantaneous payments and the ability to distribute and make payments at remote offices.

  The competitive benefits of electronic payments as well as government and trading partner mandates are accelerating the transition to electronic payments from paper-based payments. A comparison of electronic payments to paper payments sent by the government found that 58% of the 850 million payments made by the federal government in 1997 were electronic payment transfers. Results of the comparison also showed the following:

  . the average cost per transaction was 21.5 times less for electronic payments than for paper-based payments;

  . the payment inquiry rate was 22 times less for electronic payments than for paper-based payments and the average time to resolve an inquiry for an electronic payment was 24 hours, compared to 14 days for paper-based payments; and

  . there were no incidences of forgery involving electronic payments while 63,000 incidences of forgery were reported involving paper-based payments.

Current Industry Trends and Developments

  Growth of the Internet and electronic commerce. The Internet and electronic commerce are expanding dramatically. Forrester Research, Inc. estimates the total value of goods and services traded between companies over the Internet will increase from $8 billion in 1997 to $327 billion in 2002. This growth has created a need for secure, electronic payment management solutions that can support the conduct of commerce without resorting to the use of paper at the most critical stage--generating and evidencing payments. The National Automated Clearing House Association estimates that approximately 4.5 billion secured Automated Clearing House payments were made in 1997.

  Increase in cost-based competition. Enterprises are increasingly seeking cost-based solutions in all facets of their organizations in order to remain competitive. Laser-printed checks reduce an enterprise's printing, processing and labor costs and electronic payments provide additional cost savings and operational efficiencies through reduced costs associated with mailing, float, fraud, error and paper-related inquiries. The National Automated Clearing House Association estimates that the cost of a business-to-business electronic payment averages $3.00 compared to $8.33 for a similar paper-based payment.

  Ongoing changes in regulation of payments. Enterprises are increasingly subject to both federal and state regulation mandating the use of electronic payments. The Debt Collection Improvement Act of 1996 requires federal agencies to convert federal payments, other than payments under the Internal Revenue Code of 1986, made by paper checks to electronic payments by January 1, 1999. Current treasury regulations require that a business that paid more than $50,000 in annual employment or other depository taxes in 1995, 1996 or 1997 begin to make such payments electronically on or before January 1, 1999, depending on the year in which the business first paid more than $50,000 in depository taxes. Non-complying taxpayers may be subject to a 10% penalty if they fail to comply with such requirements by July 1, 1999. Recently, The National Automated Clearing House Association required financial EDI capabilities for the banks participating in its network. In addition, as of September 1998, 47 of the 50 states had programs in place to accept electronic payments.

  Adoption of third-party, enterprise-wide solutions. Enterprises are increasingly seeking integrated, enterprise-wide solutions that provide competitive advantages through increased data access and automation.

This trend has been accelerated by the shortage of qualified technical personnel, increased allocation of staff resources to year 2000 problems and the competitive need to rapidly adopt new technologies. This trend is illustrated by widespread adoption in recent years of enterprise resource planning systems offered by companies such as SAP and Baan to manage operations across enterprises. To expand from a department level to an enterprise-wide solution, enterprises are increasingly looking to third-party suppliers with expertise in replacing and/or integrating their aging payment management systems.

  Migration to distributed computing. In recent years, enterprises have adopted distributed computing systems that offer computing power and business solutions at the point of need, as well as remote access capabilities such as through the Internet and intranets. These systems have been deployed to enable individual users to access enterprise databases. Advances in network management technologies, such as Windows NT, have further accelerated this trend. Companies purchasing distributed computing software systems require that they conform to corporate computing standards, including databases such as Microsoft SQL Server, Oracle, Sybase, IBM DB2 and Informix.

  Need for increased security. Advances in scanner, copier and desktop publishing technology have resulted in increased check forgery, counterfeiting and misappropriation and an increased demand for secure payment solutions. Enterprises are seeking to lower the estimated $12 billion annual cost of both internal and external check fraud through implementation of process and data security and audit functions. In particular, enterprises are demanding centralized control over the form, initiation and authorization of their payments throughout a distributed environment.

Market Opportunity

  Enterprises are seeking a third-party payment management solution that enables them to cost-effectively respond to the significant growth in electronic commerce, increased fraud and on-going changes in the regulation of payments and migrate to distributed computing. Traditional paper-based payment systems lack the flexibility to cost-effectively handle the growth in electronic commerce and the ability to integrate disparate payment and paper-related management functions. Most companies, even those with enterprise resource planning systems, have multiple payment issuing systems in different departments and, therefore, lack a single view of all payment activity. Although laser-printing check systems provide some flexibility improvements and cost savings, they cannot match the transmission and receipt advantages of electronic payment solutions. Increasingly, enterprises are seeking to implement a cost-effective, secure, electronic-payments solution that accommodates electronic and paper-based payments across an enterprise.

The Bottomline Solution

  Our PayBase product suite is designed to control, manage and issue all payments, whether paper-based or electronic, across an enterprise. Our software products can be purchased as an entire suite or as separate applications. Our products operate in different computer operating environments that correspond to customer needs and infrastructure requirements:

  . The PayBase/32/ Workstation Server and Enterprise Server products operate on powerful, 32-bit computers to provide high levels of performance for an enterprise-wide environment, supporting very high volumes of activity across an organization.

  . The PayBase/16/ Workstation Server and Enterprise Server products operate on 16-bit computers to provide cost-effective support for single-location or departmental activities.

  Our products permit customers to leverage the Internet while increasing security and fraud avoidance. They also complement our customers' existing information systems and payment applications. We provide multiple options for delivery of detailed payment or remittance information including mail, fax and the Internet. Our LaserCheck product is a cost-effective, software-based, laser-printing system that allows an enterprise to streamline its paper payment process and to generate checks at the point of need. We also offer consulting services and related equipment and supplies to help customers plan, design and implement the transition from paper to electronic payments.

The company's PayBase product suite offers customers the following benefits:

 .   Internet/intranets remote access capability. Bottomline's PayBase product suite provides users with a secure, convenient means to remotely access and transmit payment information. PayBase enables enterprises to manage and control payments through the Internet and intranets. PayBase provides users with a secure, convenient means to remotely access and transmit payment information.

 .   Flexible, dual payment process. Bottomline's PayBase product suite has been designed to provide customers with a single software solution that permits both paper and electronic payments. PayBase's dual payment capacity gives enterprises the flexibility to manage the transition to electronic payments at a pace compatible with the needs of their customers and business partners as they evolve in response to market demands and government mandates. Bottomline has one allowed United States patent application relating to certain security aspects of its dual payment process.

 .   Enterprise-wide payment control. Bottomline's PayBase product suite offers enterprises a centralized payment control and management system while allowing users to make payments at the point of need. PayBase records all payments, transactions and events in a central database, which improves cash management, control of disbursement and receipt functions and audit capabilities. In addition, Bottomline's PayBase payment control capabilities permit enterprises to readily outsource payment management functions to banks or other third-party suppliers.

 .   Cost-effective payment solution. Bottomline's PayBase product suite provides operational efficiencies that reduce staffing, mailing, processing and auditing costs as well as costs associated with float, risk of error, fraud and fraud related inquiries. PayBase is designed to be easy to use and implement and requires only limited commitment of an enterprise's resources to achieve operational efficiencies.

 .   Open and scaleable technology. Bottomline's PayBase product suite runs on one or more application servers using industry standard Unix or Microsoft Windows NT operating systems and database servers such as Microsoft SQL Server, Oracle, Sybase, IBM DB2 Universal Server and Informix. PayBase's flexible design provides an enterprise with a scaleable solution to meet growing needs and to manage the migration from a department-wide to an enterprise-wide, payment system.

 .   Enhanced security and fraud protection.  Bottomline's PayBase product suite reduces the risk of fraud through a secure, encrypted database and control of all payment and operator activity. In addition, PayBase can automatically send a file of all checks issued instantaneously to the payor's bank, enabling banks to quickly isolate fraudulent or incorrect checks and to evaluate questionable payments. For its laser-printing process, LaserCheck uses blank paper that is non-negotiable until it is printed and can use specialized magnetic ink character recognition printers for additional security.

Strategy

  Bottomline's objective is to be the leading provider of payment management software for businesses, financial institutions and public sector organizations. Key elements of Bottomline's strategy include the following:

 .   Further penetrate customer base. Bottomline intends to further penetrate its customer base, which Bottomline believes is only in the early stages of implementing electronic payment solutions. Additional sales opportunities to Bottomline's existing customers include:

  - -expanding department level installations to encompass an enterprise's entire payment system;

  - - selling complementary payment capabilities through sales of additional software modules, such as electronic payment and receipt creation or check fraud avoidance;

  - -introducing software upgrades;

  - - marketing new products; and

  - - generating additional revenues from its customer base by providing maintenance and support services and selling supplies.

 .   Expand customer base. Bottomline intends to expand its broad customer base through:

  - - enhancing its direct sales force to market to large enterprises;

  - - increasing indirect sales channels;

  - - targeting sales opportunities with financial institutions by leveraging its experience and industry recognition as the developer of FedEDI, the Federal Reserve System's financial EDI software solution;

  - - developing additional marketing partnerships; and

  - - pursuing strategic acquisitions.

 .   Expand and leverage strategic relationships. Bottomline intends to expand and leverage its relationships with business partners who play a key role in the sales, marketing and distribution of its products. The company plans to expand sales through strategic alliances with technology providers and financial institutions, and through existing reseller relationships with companies such as Moore Corporation and John H. Harland Company. Bottomline also intends to expand its relationships with enterprise resource planning and accounting system vendors, such as Oracle and SAP, and with consulting firms that assist companies with the implementation of Bottomline's products. For example, Bottomline recently entered into a working agreement with Arthur Andersen LLP under which Arthur Andersen LLP will work with Bottomline to develop a marketing program and to utilize the enterprise consulting experience of Arthur Andersen LLP to demonstrate the benefits of migrating to Bottomline's enterprise-wide PayBase/32/ payment solution.

 .   Develop new products and technologies. Bottomline intends to develop new products and technologies which leverage its existing offerings and customer base. To capitalize on the growth of the Internet and electronic commerce and changes in payment technologies and practices, Bottomline employs professionals who are skilled in the complex environments of electronic commerce, financial EDI and banking and payment systems. Furthermore, Bottomline's technical staff is experienced in the latest database, networking and software development tools, technologies and methodologies. Bottomline intends to leverage this combination of business expertise and technical knowledge to deliver new products and technologies.

 .   Expand international capabilities. Bottomline intends to enhance its products with additional functionality to expand their use in international markets. Bottomline believes that this will enable it to better accommodate existing and future customer needs. Current initiatives include extending check-printing capabilities to accommodate multiple language print output, multiple currency print requirements, and international magnetic ink character recognition fonts.

 .   Pursue strategic acquisitions. Bottomline intends to pursue strategic acquisitions that would provide additional product or service offerings, additional industry expertise, a broader client base or an expanded geographic presence.

Products and Services

  Bottomline's software products enable enterprises to control, manage and issue all payments, whether paper-based or electronic, across an enterprise or at one specific location or department. Bottomline also offers complementary add-on functionality software products that customers can select according to their specific needs, as well as hardware to complement its software product offerings. Bottomline's software products are further enhanced by a comprehensive and experienced consulting service and support system. These consultants help customers to plan, design, implement and manage an enterprise's transition from paper to electronic payments and to enhance operational productivity and customer satisfaction.

  The following graphic depicts the different payment options for PayBase:

[This graphic contains five columns of information, each column linking into the next, from left to right, via connecting pipes.

     The first column contains a list of eleven phrases in separate boxes entitled: "Payroll," "T&E Payments," "Commissions," "Trusts," "Rebates," "Royalties," "401K," "Health Claim Payments," "Accounts Payable," "Loan Proceeds," and "Accounts Receivable." These eleven boxes are linked vertically by a pipe, and all link horizontally to one box in the second column, entitled "PayBase."

     The "PayBase" box is linked horizontally to the third column of boxes, which represent the different PayBase payment options. This third column contains three boxes, entitled "e-Payments," "Laser Checks" and "e-Receipts." The "e-Payments" box is linked horizontally to two boxes in the fourth column, entitled "Automated Clearing House & financial EDI" and "Remittance Advice." The "Laser Checks" box is linked horizontally to a box in the fourth column, entitled "Check Fraud Avoidance." The "e-Receipts" box is linked horizontally to a box in the fourth column, entitled "Remittance Detail." The fourth column contains a total of four boxes.

     From the fourth column, the "Automated Clearing House & financial EDI" box is linked horizontally to one box in the fifth column, entitled "Banks." The "Remittance Advice" box is linked to three vertically interconnected boxes in the fifth column entitled "e-Mail," "Fax" and "Print." The "Check Fraud Avoidance" box in the fourth column is linked horizontally to one box entitled "Banks," and also branches off to a second box in the fifth column entitled "Payees." Finally, the "Remittance Detail" box is linked to three vertically interconnected boxes in the fifth column entitled "Banks," "Value Added Network" and "Internet." The fifth column contains a total of nine boxes.]

 PayBase/32/ Products

  Bottomline's PayBase/32/ provides a single software solution to control, manage and issue all payments across an entire enterprise. PayBase/32/ includes the following modules which can be purchased as separate products or together:

  ESP (Electronically Sent Payments) Module. The ESP module allows users to create electronic payments, facilitating the transition from paper checks to electronic funds transfers. This module permits users to create standard files that meet National Automated Clearing House Association standards and other financial EDI protocols, and to transmit those files to their banks. The PayBase ESP module can also create electronic tax payments in the formats required by federal and state governments. With this module, users can process payment instructions received from an external database, such as payroll or accounts receivable. When installed with Bottomline's LaserCheck printing software module, PayBase can create both electronic payments and checks during the same payment run.

  The ESP module also can be adapted to allow users to automatically post financial EDI remittance information to their accounts receivable system. This feature eliminates the need for manually entering information into accounting ledgers, saving time and preventing mistakes.

  ERADS (Electronic Remittance Advice Delivery System) Module. The ERADS module allows an enterprise to convert to electronic payments immediately and to deliver the remittance detail by fax, e-mail, communications networks or the Internet, depending on the technology available to its payees. This module can be used for payments to individuals (e.g., travel reimbursements) and to enterprises (e.g., vendor payments).

Whenever payments are sent electronically through the secure Automated Clearing House network, the ERADS module automatically channels the remittance details to each payee by the appropriate media and the payee receives an electronic payment directly deposited into its bank account. Enterprises can realize cost efficiencies through reduced check printing or processing and the lower cost of transmitting remittance information electronically.

  Secure WebPay Series (Internet/Intranet Access) Modules. The Secure WebPay Internet/Intranet Access modules extend the functionality of PayBase to the Internet. Secure WebPay allows enterprises to use the Internet or a corporate intranet to request, approve and initiate payments from remote sites, including locations which are not linked by a corporate network. Secure WebPay can also provide automatic e-mail delivery of remittance advice both internally and to third parties such as vendors, customers and employees. Secure WebPay incorporates administration software that maintains central payment information that can be accessed on the Internet or over an intranet by authorized users to review payment status and correct data as appropriate.

  LaserCheck Module. The LaserCheck module allows users to print checks, including all variable data, such as magnetic ink character recognition lines, logos and signatures, on blank paper using a laser printer. This module can be deployed over the user's network or the Internet wherever it is needed, whether in a centralized printing facility, the issuing department or in a remote location. With LaserCheck's CheckSort feature, users can sort checks to lower postage rates and produce copies in a specified order to simplify filing. LaserCheck also provides password protection, as well as hardware and software security features, and initiates printing of all checks, confirmation notices and reports.

  Check Fraud Avoidance Module. The Check Fraud Avoidance module allows users to automatically send a digital file of all checks issued to their bank. Most commercial banks employ a "Positive Pay" system that determines, when the check is presented to the bank, whether a bank customer has in fact issued it. A number of banks will only reimburse customers for check fraud losses if the customer uses Positive Pay. This module protects the user from having altered or unissued checks paid from their account and protects banks from fraudulent checks received from other institutions. The Check Fraud Avoidance software receives its data input from PayBase, but can also receive input from a non-PayBase system that uses printed checks.

  Additional Key Features Included in PayBase/32/. PayBase/32/ also features the Report Generator, which gives users access to the PayBase/32/ audit database and creates personalized screens and print reports. These reports can be run automatically at the conclusion of a payment run or at the request of the user and can satisfy certain auditing and record requirements. In addition, PayBase/32/ features DesignerPlus, which allows users to set up and integrate PayBase/32/ into their existing payment environment.

 Complementary Add-On Functionality for PayBase/32/

  Y2K IntelligentAutoRepair. Y2K IntelligentAutoRepair is a software tool sold separately that permits users of PayBase/32/ to examine and repair date fields identified as suspect in their data files on a fully automated basis, permitting them to isolate and correct year 2000 problems in their payment systems and databases.

  PayBase/32/ for Value Added Banks. PayBase/32/ enables companies to outsource payment processing to banks. The PayBase/32/ software can be installed at either the company or the bank. When installed at the company, PayBase/32/ formats and transmits payment information according to the bank's requirements. The bank uses its systems to create checks or electronic payments. When installed at the bank, the company transmits unformatted payment information to the bank, where PayBase/32/ reformats the data into checks and electronic payments.

 PayBase/16/ Products

  PayBase/16/ is designed as a cost-effective payment solution for use with desktop personal computers in a departmental setting. It operates on the Windows 3.X, Windows 95, Windows 98 and Windows NT operating systems. PayBase/16/ supports the following modules: LaserCheck, Check Fraud Avoidance and ESP.

  - - LaserCheck and Check Fraud Avoidance functions are controlled through a comprehensive set of security options. PayBase/16/ automatically records all transactions and payments in a database that can be accessed by the user using a report generator that is included as part of the module. The LaserCheck module allows printing to locally attached printers. The optional Check Fraud Avoidance module stores check information in a Microsoft-Access database and includes bundled communication software for transmitting positive pay files to the customer's bank.

  - - The ESP module is accessed through a tool bar on the PayBase/16/ main menu. The ESP module features independent security and audit tables as well as a separate report generator. File transmission can be executed with most third-party communication software packages.

 Professional Services

  Bottomline's team of service professionals draws on extensive experience in electronic commerce and payment technologies to provide consulting services, project implementation and training services to Bottomline's clients. Consulting service professionals are available to review clients' current payment methods and processes, report findings, and recommend changes and solutions. Project implementation professionals are available to coordinate system installation, including check and electronic payment design, payment reporting format and delivery, bank data and communication requirements, signature and authority set up and security, audit and control procedures. Bottomline offers training services to all customer personnel involved in the payment cycle, including management, users and information technology personnel involved in the transition from paper-based payment methods to electronic payments. Bottomline maintains a fee-based Payment Technology Institute, which provides classes on trends in the payment industry, payment technology strategies and Bottomline's products.

 Equipment and Supplies

  Bottomline offers consumable products needed for payment disbursements and check printing, including magnetic ink character recognition toner and blank-paper check stock. Bottomline also provides printers and printer-related equipment, primarily through drop-ship arrangements with its hardware vendors, to enhance its software product offerings. Bottomline has reseller agreements with the two leading secure magnetic ink character recognition printer manufacturers in the country, Troy Systems, which uses Hewlett Packard printers, and Source Technology, which uses Lexmark printers.

Technology

  The company's technology focus is on its advanced 32-bit payment processing software. PayBase/32/ has been designed using a client server architecture. The server platform supports open database connectivity (ODBC) compliant Unix and Windows NT databases. The server platform is the warehouse for information relating to the customer's payment solution including security tables, application form parameters and audit tables. The client workstation houses the PayBase/32/ executable programs. This design enables PayBase/32/ to be highly scaleable for both distributed and high volume centralized check printing, as well as electronic payment origination. The client workstation interacts with the database to ascertain authority, to retrieve information to create the form and to update the audit tables with transaction information and payment result information. Print output can be sent to any addressable network printer. The ESP and Check Fraud Avoidance modules are bundled with communication software that allows scripting of the data transmission. Transmission can be executed from any client workstation.

  PayBase/32/ is designed to be network independent and can be implemented in leading network architectures, including Novell, Windows NT and TCP/IP. The product design creates predictable low volume network traffic in order to minimize the implementation concerns for corporate information technology. Installation of the product is highly automated using InstallShield. PayBase/32/ has been submitted and approved for the "Designed for BackOffice" logo from Microsoft, indicating it conforms to Microsoft standards for design and operation.

  PayBase/32/ was developed as a high end Windows NT 32-bit application. Development methods conform to the latest Microsoft development specifications, including extensive use of MFC (Microsoft Foundation Classes) and the DCOM/COM ((Distributed) Component Object Model) standards. Components are designed as OLE (Object Linking and Embedding) Automation Servers for ease of future development and enhancement as well as interoperability. Web enabled components are written as ActiveX controls. The primary development tool is Visual C++.

  The PayBase/32/ suite also includes PayBase/32/ DesignerPlus, a sophisticated proprietary data mapping and design tool. This tool is used to create sophisticated payment applications using multiple form designs and multiple payment methods, including all forms of electronic payments. It provides a proprietary mapping tool to transform any type of host data file into the format needed for efficient payment creation. The forms design function allows easy creation of paper output formats from checks to W-2 forms and includes design wizards to further automate the process. The data mapping and design are securely linked to the desired business payment process.

Product Development and Engineering

  Bottomline's product development and engineering organization includes 41 persons. There are three primary development groups: software engineering, quality assurance and technical support. The company spent $1.2 million in fiscal year 1996, $2.2 million in fiscal year 1997 and $3.2 million in fiscal year 1998 on product development and engineering costs.

  The software engineering team averages over nine years of development experience per person and over seven years experience per person in payment systems design. The software engineers have substantial experience in advanced software development techniques as well as extensive knowledge of the complex processes involved in business payment systems. Bottomline engineers actively participate in the Microsoft Developer Network programs and maintain extensive knowledge of software development trends.

  The quality assurance engineers have both extensive knowledge of Bottomline's products and expertise in software quality assurance techniques. Members of the quality assurance group make extensive use of automated software testing tools to facilitate comprehensive and timely testing of products. The quality assurance group members participate in all beta releases, including all tests of new products or enhancements, and provide initial training materials for customer support and service.

  The technical support group provides all product documentation as well as technical support for released products. Members of the technical group include experienced technical writers, Bottomline business analysts and network analysts. The technical writers are versed in current document technology and work closely with the software engineers to ensure documentation is clear, current and complete. The technical support engineers are responsible for the analysis of reported software problems and work closely with customers and customer support staff. The group's broad knowledge of Bottomline products, operating systems, communications, and printers allows them to rapidly respond to software configuration needs.

Customers

  Bottomline's customer base includes over 2,000 companies in industries such as financial services, health care, communications, education, media, manufacturing and government. A partial list of Bottomline's customers follows:

ABM Industries                 Great Lakes Higher         North Carolina
Aetna Inc.                      Services Corporation       Office
American HomePatient, Inc.     Harvard University          of the State
Arthur Andersen LLP             (Accounts Payable)         Controller
The Bank of New York           Hillsborough County        Paradigm Health
 Company, Inc.                  Tax Collector's Office     Corporation
Bankers Trust Corporation      Kaiser Permanente          PMA Reinsurance
Bestfoods                      Lands' End, Inc.            Corporation
The Charles Schwab Corporation Liberty Corporation        The Rouse Company
Dow Jones & Company, Inc.      Microsoft Corporation      Spencer Gifts, Inc.
The Federal Reserve System     Nissan Motor Acceptance    TeleBank
                                Corporation               The University of
                                                           Chicago Operator of
                                                           Argonne National
                                                           Laboratory

Case Studies

  Harvard University (Accounts Payable). Harvard University (Accounts Payable) began using Bottomline's LaserCheck system in 1992. In 1998, Harvard University (Accounts Payable) wanted to upgrade to an automated, electronic-payment system that could manage its account payables, which included vendor payments and staff reimbursements. Harvard University (Accounts Payable) upgraded to Bottomline's PayBase/32/ Enterprise Server in order (1) to port its existing Oracle financials applications, (2) to provide an electronic path for both payments and remittance information from Concur Technologies' expense management software and (3) to offer paper-based payments for recipients requesting them. Harvard University (Accounts Payable) uses the ESP module to send electronic expense reimbursement payments and uses the ERADS module to transmit remittance information by e-mail. As a result, Harvard University (Accounts Payable) has reduced its typical transaction cycle by several days while significantly reducing banking fees.

  Federal Reserve System. The Debt Collection Improvement Act of 1996 requires all federal agencies except the Internal Revenue Service to convert federal payments made by paper checks to electronic payments by January 1, 1999. The payments must be made using the financial EDI format. In early 1997, it was determined that fewer than 1,000 of the 12,000 Financial Reserve System member financial institutions could process financial EDI transactions. In response, The Federal Reserve System published a request for a proposal seeking a solution that would allow banks to process financial EDI transactions. In March 1998, The Federal Reserve System chose Bottomline to provide the necessary financial EDI translation software. This software, named FedEDI, is PC-based and available in both DOS and Microsoft Windows NT versions. FedEDI supplements FedLine, the Federal Reserve System's electronic payment connection that processes all incoming and outgoing Automated Clearing House files. FedEDI enables an increased number of banks and their customers to receive financial EDI formatted payments.

  Nissan Motor Acceptance Corporation. Nissan Motor Acceptance Corporation and its Infiniti Financial Services division provide $15 billion in consumer lease and loan financing for its customers, as well as wholesale inventory, mortgage, equipment and working capital financing for Nissan and Infiniti retailers. Nissan was seeking a payment platform that would: (1) be seamlessly integrated into its current accounts payable application; (2) require minimum training efforts and be easy to use; (3) be implemented quickly; (4) provide a distributed check printing solution and a pathway to electronic payments capability; and (5) offer a secure year 2000 compliant solution. In May 1998, Nissan implemented PayBase/32/ Enterprise Server to meet these requirements. The multi-site system installation enhanced competitiveness, allowing higher levels of service and responsiveness at the point of need. PayBase/32/ improved payment methods to customers for refunds, vendors for accounts payables and retailers for commissions.

  Bestfoods. Bestfoods, with annual sales of approximately $8.4 billion, markets a broad array of leading consumer food brands, including Arnold, Entenmann's, Hellmann's, Knorr, Mazola, Skippy and Thomas'. Bestfoods operates approximately 115 plants world-wide and employs approximately 47,000 people. Bestfoods' payroll system for its 14,000 North American employees was outdated, expensive and error-prone. In 1996, Bestfoods originally selected Bottomline's PayBase/16/ Enterprise Server to manage and control its entire North American payroll process. In 1998, Bestfoods upgraded to the more powerful PayBase/32/ Enterprise Server to achieve better control, enhance back-office efficiencies and gain an even more efficient, reliable, employee payroll process. Bestfoods' corporate headquarters uses the PeopleSoft HRMS System to prepare the check data for payment. The LaserCheck system secures the check data, distributes it to 32 remote printer locations and prints nearly 20,000 payroll checks per month, complete with signatures, logos, custom forms and magnetic ink character recognition lines.

Sales and Marketing

 Sales

  Bottomline employs 40 systems trained sales executives, 34 of whom are divided among six geographical markets and focus on sales to large and medium sized enterprises and six of whom focus exclusively on sales to large banks and financial institutions. Bottomline's systems trained sales executives are supported by eight systems engineers. In addition, a dedicated telephone-sales team markets new applications, software upgrades and additional services to Bottomline's existing customers. Bottomline also sells its products through reseller relationships with companies such as Moore Corporation and John H. Harland Company.

 Marketing

  Bottomline promotes its products and services through conferences, seminars, direct marketing and trade publications, as well as through relationships with enterprise resource planning and accounting system vendors, such as Oracle and SAP, and implementation consultants. Bottomline's marketing partners sponsor joint mailings and seminars and issue joint press releases with Bottomline, as well as advertising Bottomline on their web sites. Bottomline also maintains membership in key industry organizations such as Financial Services Technology Consortium, Microsoft Value Chain Initiative, American Bankers Association and various operating committees of the National Automated Clearing House Association. In addition, the Company participates in industry conferences such as Treasury Management, National Automated Clearing House Association, Payments, American Payroll Congress and National User Conferences of Software Partners. Bottomline also promotes brand awareness through its public relations program and by advertising in respected buying guides.

 Arthur Andersen LLP Working Agreement

  Bottomline recently entered into a working agreement with Arthur Andersen LLP. Under the working agreement, Arthur Andersen LLP will work with Bottomline to introduce Bottomline's PayBase/32/ solution to enterprises that would likely benefit from anticipated cost efficiencies and enhanced internal controls realized from PayBase/32/. Bottomline plans to utilize the enterprise consulting experience of Arthur Andersen LLP to demonstrate to the users of its departmental payment products the benefits of migrating to Bottomline's PayBase/32/ enterprise-wide payment solution. In October 1998, Arthur Andersen LLP also made an investment in Bottomline's common stock.

Competition

  Bottomline competes primarily with companies that offer a broad suite of electronic data interchange products, such as Sterling Commerce, companies that provide a broad spectrum of electronic payments solutions, such as CheckFree, and companies that offer laser check printing software and services. Bottomline competes to a lesser extent with providers of enterprise resource planning solutions, such as SAP and PeopleSoft, and providers of traditional payments products, including check stock and check printing software and services, such as Standard Register. In addition, Bottomline also experiences competition from its customers and potential customers who develop, implement and maintain their own payment solutions.

  Bottomline believes it competes on a number of factors, including:

  .   scope, quality and cost-effectiveness of its payment solutions;

  .   industry knowledge and expertise;

  . interoperability of solutions with existing information technology and payments infrastructure;

  .   product performance and technical features;

  .   patented and proprietary technologies; and

  .   customer service and support.

  Although a number of Bottomline's competitors may be better positioned to compete in certain segments of the payments industry, Bottomline believes that its market position is enhanced by:

  . its ability to provide a single, scalable, open, dual-payment platform that gives customers the flexibility to transition to electronic payments solutions while maintaining the ability to make paper-based payments using laser-printed checks;

  .   its relationships with its strategic partners;

  .   its large customer base; and

  . the level of payments-industry expertise of its development, sales and customer service and support professionals.

Although Bottomline believes that it competes favorably in its industry, the market for payment management software is intensely competitive and characterized by rapid technological change and a number of factors could adversely affect Bottomline's ability to compete in the future.

Proprietary Rights

  Bottomline has one allowed United States patent application relating to certain security aspects of its dual payment process. However, there can be no assurance that Bottomline's allowed patent, or any other patents that may be issued in the future, will be of sufficient scope and strength to provide meaningful protection of Bottomline's technology or any commercial advantage to Bottomline, or that the patents will not be challenged, invalidated or circumvented. In addition, Bottomline relies upon a combination of copyright and trademark laws and non-disclosure and other intellectual property contractual arrangements to protect its proprietary rights. Bottomline owns registered trademarks to "Bottomline Technologies," "CheckGard," "LaserCheck" and "PayBase." Bottomline also enters into agreements with its employees and clients, that seek to limit and protect the distribution of proprietary information. There can be no assurance that the steps Bottomline has taken to protect its property rights, however, will be adequate to deter misappropriation of proprietary information, and Bottomline may not be able to detect unauthorized use and take appropriate steps to enforce its intellectual proprietary rights. Although Bottomline believes that its products and services do not infringe upon the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, Bottomline is subject to the risk of claims alleging infringement of third-party intellectual property rights. These claims could require Bottomline to spend significant sums in litigation, pay damages, delay product installments, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of any such infringement. Therefore, these claims could have a material adverse effect on Bottomline's business, operating results and financial condition.

Government Regulation

  Although Bottomline's operations have not been subject to any material industry-specific governmental regulation, some of its existing and potential customers are subject to extensive federal and state governmental regulations. In addition, governmental regulation in the financial services industry is evolving, particularly with respect to payment technology, and Bottomline's customers may become subject to increased regulation in the future. Accordingly, Bottomline's products and services must be designed to work within the regulatory constraints under which its customers operate.

  Federal regulations require that all federal payments, other than payments under the Internal Revenue Code of 1986, made after January 1, 1999, must be made electronically. These regulations require that the conversion from checks to electronic payments be made in two phases. During the first phase, recipients who became eligible to receive federal payments on or after July 26, 1996, were required to receive payments electronically unless they certified in writing that they did not have an account with a financial institution or an authorized payment agent. The second phase began on January 2, 1999. Beginning on that date, all federal payments, except payments under the Internal Revenue Code, must be made electronically.

  The National Automated Clearing House Association now requires that, upon the request of the receiver of an electronic payment, its bank must provide to each receiver all payment-related information contained within the transmitted remittance information. Banks must provide this information to their receivers by the opening of business on the second banking day following the settlement date of the entry.

  Current treasury regulations require that a business that paid more than $50,000 in annual employment or other depository taxes in 1995, 1996 or 1997 begin to make such payments electronically on or before January 1, 1999, depending on the year in which the business first paid more than $50,000 in depository taxes. Non-complying taxpayers may be subject to a 10% penalty if they fail to comply with such requirements by July 1, 1999. In addition, state and local taxing authorities have been implementing electronic solutions for collecting tax payments. The electronic payment of certain taxes is required by law in states such as New York, California, Connecticut and Arkansas.

Employees

  As of December 31, 1998, Bottomline had a total of 238 employees. None of Bottomline's employees is represented by a labor union. Bottomline has not experienced any work stoppages and considers relations with its employees to be good.

Facilities

  Bottomline currently leases approximately 32,000 square feet of space at its headquarters in Portsmouth, New Hampshire under a lease that expires in May 2002. The company also maintains field sales offices in San Francisco, California; Chicago, Illinois; Englewood, Colorado; and New York, New York.

Reports to Stockholders

  Bottomline intends to distribute to its stockholders annual reports containing audited financial statements.

                                  MANAGEMENT

Executive Officers, Directors and Key Employees

  The executive officers, directors and key employees of the company and their respective ages as of December 31, 1998 are as follows:

 Name                       Age                     Position
 ----                       ---                     --------
 Daniel M. McGurl*.........  62 Chairman of the Board, President and Chief
                                Executive Officer
 Joseph L. Mullen*.........  46 Executive Vice President, Operations and
                                Director
 Robert A. Eberle*.........  38 Executive Vice President, Chief Financial
                                Officer and Treasurer
 Leonard J. DiIuro, Jr* ...  51 Executive Vice President, Sales
 James L. Loomis...........  48 Senior Executive Advisor and Director
 Joseph L. Barry, Jr. (1)..  65 Director
 Bruce E. Elmblad (1)(2)...  70 Director
 James W. Zilinski (2).....  54 Director
 John C. Insko.............  36 Vice President, Electronic Commerce and Finance
                                Division
 Jonathan L. Smolowe.......  42 Vice President, Sales
 Philip P. Grannan.........  55 Vice President, Marketing
 Cleo A. O'Donnell III.....  44 Vice President, Development
 James V. McMullen, Jr.....  55 Vice President, Customer Support and Services
 Mark A. Attarian..........  40 Vice President, Finance

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
 *  Executive Officer.

  Daniel M. McGurl co-founded Bottomline in May 1989, and has served as Chairman of the Board of Directors, President and Chief Executive Officer of Bottomline since May 1989. From 1987 to 1989, Mr. McGurl served as Senior Vice President of State Street Bank and Trust Company. Prior to 1987, Mr. McGurl held a variety of positions at IBM Corporation, including Director of Marketing Planning and Director of Far East Operations.

  Joseph L. Mullen has served as a director of Bottomline and Executive Vice President of Operations since July 1996, and served as Vice President of Sales and Marketing from July 1991 to July 1996. From 1977 to 1989, Mr. Mullen held a variety of positions at IBM Corporation, including Marketing Manager and Northeast Area Market Planning Manager.

  Robert A. Eberle has served as Executive Vice President, Chief Financial Officer and Treasurer of Bottomline since September 1998. From December 1996 to September 1998, Mr. Eberle served as Executive Vice President of Telxon Corporation, a mobile computing and wireless data company, with primary responsibility for its Technical Subsidiaries Group. From August 1994 to December 1996, Mr. Eberle served as Executive Vice President and Chief Operating Officer of Itronix Corporation, a designer and manufacturer of notebook and hand-held computers and then a subsidiary of Texlon Corporation, with primary responsibility for the financial and operational performance of the company. From August 1993 to August 1994, Mr. Eberle served as Vice President of Corporate Development of Telxon Corporation, with primary responsibility for acquisitions, strategic relationships and its investment portfolio.

  Leonard J. DiIuro, Jr. has served as Executive Vice President of Sales of Bottomline since July 1998, and served as Vice President of Business Development from July 1996 to July 1998. From July 1994 to July 1996, Mr. DiIuro served as Vice President of Strategic Alliances and Area Manager of Bottomline and from May 1993 to July 1994 as Vice President of Strategic Alliances. Prior to 1993, Mr. DiIuro held a variety of positions at IBM Corporation, including Business Unit Executive, Branch Manager and Area Marketing Planning Manager.

  James L. Loomis co-founded Bottomline in May 1989, and has served as a director of Bottomline since May 1989. Since August 1998, Mr. Loomis has served as Senior Executive Advisor of Bottomline. From July 1996 to August 1998, Mr. Loomis served as Executive Vice President of Bottomline and from May 1989 to July 1996 Mr. Loomis served as Vice President and Treasurer. Prior to 1989, Mr. Loomis held a variety of positions with the Nashua Corporation, a manufacturer of imaging supply products, including Director of International Finance and treasurer of a foreign subsidiary.

  Joseph L. Barry, Jr. has served as a director of Bottomline since June 1990. Since 1990, Mr. Barry has served as President of Hallmark Mechanical Corp., a machinery service company, and since 1956 as President of Hallamore Corp., a transportation and rigging company. Since 1975, Mr. Barry has served as Chairman of Northeast Concrete Products and since 1978 as Co-Chairman of New England Teamsters Pension Fund.

  Bruce E. Elmblad has served as a director of Bottomline since August 1996. Since April 1994, Mr. Elmblad has served as President of Venture Investment Advisors, a venture capital advisory firm. From April 1990 to April 1994, Mr. Elmblad served as President of SED Management Co., Inc., an international venture capital management company. Mr. Elmblad is also a director of Antex Biologics Inc., a biopharmaceutical company.

  James W. Zilinski has served as a director of Bottomline since August 1994. Since July 1995, Mr. Zilinski has served as President and Chief Executive Officer and a director of Berkshire Life Insurance Company, a life insurance company. From February 1995 to July 1995, Mr. Zilinski served as an independent consultant. From August 1994 to January 1995, Mr. Zilinski served as President of the Investment Services Group of The BISYS Group, Inc., a provider of outsourcing services to financial institutions. Prior to August 1994, Mr. Zilinski served as Executive Vice President and Chief Marketing Officer of New England Mutual Life Insurance Company.

  John C. Insko has served as Vice President of Electronic Commerce and Finance Division of Bottomline since July 1998. From May 1996 to July 1998, Mr. Insko served as Vice President of Marketing of Electronic Commerce of Bottomline. From July 1994 to May 1996, Mr. Insko served as Vice President of Marketing of CertiSoft Solutions, Inc., a developer of software applications which Bottomline acquired in 1996. From November 1984 to July 1994, Mr. Insko held a variety of positions at Colorado National Bank, including Assistant Vice President and Manager of Cash Management and Operations. From January 1993 to October 1998, Mr. Insko served as a director of NACHA and since 1993 as a President of the Board of Directors of Rocky Mountain Automated Clearing House Association.

  Jonathan L. Smolowe has served as Vice President of Sales of Bottomline since July 1991. From July 1990 to July 1991, Mr. Smolowe served as Account Executive for Bottomline. Prior to 1990, Mr. Smolowe held various executive level positions at IBM, including Location Branch Manager and International Executive Briefing Center Manager.

  Philip P. Grannan has served as Vice President of Marketing of Bottomline since May 1994. From June 1993 to May 1994, Mr. Grannan served as Manager of the Electronic Payment Software Division. From September 1992 to June 1993, Mr. Grannan served as Northeast Area Manager of the Company. Prior to 1992, Mr. Grannan served as an Account Executive of Bottomline.

  Cleo A. O'Donnell III has served as Vice President of Development of Bottomline since June 1996. From October 1989 to June 1996, Mr. O'Donnell served as Manager of Information Technology of Arbella Mutual Insurance Company, an insurance company, with primary responsibility for application development and network management. Prior to 1989, Mr. O'Donnell served as Project Manager of Blue Cross and Blue Shield of Massachusetts.

  James V. McMullen, Jr. has served as Vice President of Customer Support and Services of Bottomline since July 1998. From September 1997 to July 1998, Mr. McMullen worked as an independent consultant to the company with primary responsibility for customer service and support. From November 1995 to September 1997, Mr. McMullen served as Vice President of Americas Customer Support for Lotus Development Corporation, a subsidiary of IBM Corporation, with primary responsibility for all post-sales technical support. From October 1989 to October 1995, Mr. McMullen served as the Director of Customer Support at Lotus Development Corporation with primary responsibility for technical support. Prior to 1989, Mr. McMullen held a variety of positions at IBM Corporation, including Systems Engineer Manager and Manager of Marketing and Support.

  Mark A. Attarian has served as Vice President of Finance of Bottomline since September 1998. From February 1997 to September 1998, Mr. Attarian served as Vice President, Chief Financial Officer and Treasurer of Bottomline. From October 1996 to January 1997, Mr. Attarian served as an independent financial consultant. From July 1994 to September 1996, Mr. Attarian served as Chief Financial Officer and Vice President of Diatide, Inc., a biopharmaceutical company. From October 1993 to June 1994, Mr. Attarian served as an independent financial consultant.

Board of Directors

  Pursuant to the First Amendment and Restatement of Stock Rights and Voting Agreement, as amended, dated as of March 31, 1992 among Bottomline and certain stockholders of Bottomline, such stockholders were granted the right, which terminates upon the closing of this offering, to designate representatives on Bottomline's board of directors. Under this agreement, Messrs. McGurl, Loomis and Barry were elected to the board of directors.

  Following this offering, the board of directors of Bottomline will be divided into three staggered classes, each of whose members will serve for a three-year term. The board will consist of two Class I directors (Messrs. Barry and Elmblad), two Class II directors (Messrs. Mullen and Zilinski) and two Class III directors (Messrs. McGurl and Loomis). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the Annual Meeting of Stockholders to be held during calendar years 1999, 2000 and 2001, respectively.

  Each officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the directors or executive officers of Bottomline.

Committees of the Board of Directors

  The board of directors has a compensation committee composed of Messrs. Barry and Elmblad, which makes recommendations concerning salaries and incentive compensation for employees of Bottomline and administers and grants stock options under Bottomline's stock option plans. The board of directors also has an audit committee composed of Messrs. Elmblad and Zilinski, which reviews the results and scope of the audit and other services provided by Bottomline's independent public auditors.

Director Compensation

  All of the directors are reimbursed for expenses incurred to attend board of directors and committee meetings. In addition, non-employee directors of Bottomline receive stock options under Bottomline's 1998 Director Stock Option Plan. See "Stock Plans--1998 Director Stock Option Plan."

Executive Compensation

  The following table sets forth the total compensation paid or accrued for the fiscal year ended June 30, 1998 for each person who was serving as an executive officer of Bottomline on June 30, 1998 (the "Named Executive Officers"):

                          Summary Compensation Table

                                                   Long-Term
                             Annual Compensation  Compensation
                             -------------------- ------------
                                                   Securities
                                                   Underlying     All Other
Name and Principal Position    Salary     Bonus   Options (1)  Compensation (2)
---------------------------  ---------- --------- ------------ ----------------
Daniel M. McGurl
  Chairman of the Board,
  President and Chief
  Executive Officer........  $  172,333 $  50,000    30,000         $1,680
Joseph L. Mullen
  Executive Vice President,
  Operations...............     144,375    62,966    30,000          2,158
Mark A. Attarian
  Vice President, Chief
  Financial Officer and
  Treasurer (3)............     125,000    20,000      --            1,706

--------
(1) The number of shares covered by options to purchase shares of Bottomline's common stock granted during the fiscal year ended June 30, 1998.
(2) Consists of amount paid by Bottomline to the Named Executive Officer's account in Bottomline's 401(k) Plan.
(3) Mr. Attarian served in these positions until September 30, 1998, at which time he became Vice President of Finance.

                       Option Grants During Fiscal 1998

  The following table sets forth grants of stock options to each of the Named Executive Officers during the fiscal year ended June 30, 1998.

                                        Individual Grants
                         -----------------------------------------------
                                                                          Potential Realizable
                                                                            Value at Assumed
                         Number of   Percent of                           Annual Rates of Stock
                         Securities Total Options                        Price Appreciation for
                         Underlying  Granted to   Exercise or                Option Term (1)
                          Options   Employees in  Base Price  Expiration -----------------------
Name                      Granted    Fiscal Year   Per Share     Date        5%          10%
----                     ---------- ------------- ----------- ---------- ----------- -----------
Daniel M. McGurl........   30,000        5.0%        $8.80     4/23/03   $   233,750 $   364,099
Joseph L. Mullen........   30,000        5.0          8.00     4/23/08       395,269     771,560
Mark A. Attarian........     --          --           --          --         --          --

--------
(1) Amounts that may be realized upon exercise of the options immediately before the expiration of their term, assuming the specified compound rates of appreciation (5% and 10%) on the market value of the common stock on the date of option grant over the term of the options. Also, assumes for this presentation that the market value on the date of grant of each option was equal to the per share public offering price of $13.00. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect Bottomline's estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the timing of exercise and the future performance of the common stock.

                         Fiscal Year-End Option Values

  The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers on June 30, 1998. None of the Named Executive Officers exercised stock options in the fiscal year ended June 30, 1998.

                           Number of Shares Underlying   Value of Unexercised
                             Unexercised Options at     In-the-Money Options at
                                  June 30, 1998            June 30, 1998 (1)
                           --------------------------- -------------------------
Name                       Exercisable  Unexercisable  Exercisable Unexercisable
----                       --------------------------- ----------- -------------
Daniel M. McGurl..........         --          30,000      --        $126,000
Joseph L. Mullen..........         --          30,000      --         150,000
Mark A. Attarian..........       17,646        57,354   $129,345      420,405

--------
(1) Assumes a per share fair market value equal to the public offering price of $13.00.

Stock Plans

 1998 Director Stock Option Plan

  Bottomline's 1998 Non-Employee Director Stock Option Plan was adopted by the board of directors in November 1998 and approved by the stockholders in February 1999. Under the plan, directors of Bottomline who are not employees of Bottomline or any subsidiary of Bottomline receive non-statutory options to purchase shares of common stock. A total of 300,000 shares of common stock may be issued upon the exercise of options granted under the plan.

  Under the terms of the 1998 plan, each non-employee director who first becomes a non-employee director after the closing of this offering will be granted an option to purchase 15,000 shares of common stock on the date of his or her initial election to the board of directors, which will vest ratably over four years on each anniversary of the date of grant. In addition, each non-employee director will receive an option to purchase 7,500 shares of common stock on the date of each annual meeting of stockholders commencing with the 1999 Annual Meeting of Stockholders, other than a director who was initially elected to the board of directors at any such annual meeting or, if previously, at any time after the prior year's annual meeting. The options granted annually vest upon the earlier of one year from the date of grant or the date immediately preceding the next Annual Meeting of Stockholders, so long as the optionee remains a director of Bottomline. The exercise price per share of all such options will be the fair market value of a share of common stock on the date of grant.

 1989 Stock Option Plan and 1997 Stock Incentive Plan

  Bottomline's 1989 Stock Option Plan was adopted by the board of directors and approved by the stockholders in 1989. As of December 31, 1998, options to purchase an aggregate of 330,000 shares of common stock at a weighted average exercise price of $5.54 per share were outstanding under the 1989 plan. No additional option grants will be made under the 1989 plan.

  Bottomline's 1997 Stock Incentive Plan was adopted by the board of directors and the stockholders of Bottomline in August 1997. An amendment to the plan in November 1998 increased the number of authorized shares under the plan to 2,700,000 shares of common stock. As of December 31, 1998, an aggregate of 783,000 shares of common stock at a weighted average exercise price of $8.48 per share were outstanding under the 1997 plan and an aggregate of 1,917,000 shares of common stock were reserved for issuance for future option grants.

  The 1997 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, non-statutory stock options, restricted stock awards and other stock-based awards.

  All officers, employees, directors, consultants and advisors of Bottomline and its subsidiaries are eligible to receive awards under the 1997 plan. Under present law, however, incentive stock options may only be granted to employees. No participant may receive an award for more than 300,000 shares in any calendar year.

  The company may grant options at an exercise price less than, equal to or greater than the fair market value of the common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of Bottomline. The 1997 plan permits the board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a "cashless exercise" through a broker, by surrender to Bottomline of shares of common stock, by delivery to Bottomline of a promissory note, or by any combination of the permitted forms of payment.

  The board of directors administers the 1997 plan. The board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the plan to one or more committees of the board of directors and, subject to certain limitations, to one or more executive officers of Bottomline. The board of directors has authorized the compensation committee to administer the 1997 plan, including the granting of options to executive officers. Subject to any applicable limitations contained in the 1997 plan, the board of directors, the compensation committee or any other committee or executive officer to whom the board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

  . the number of shares of common stock covered by options and the dates upon which such options become exercisable;

  . the exercise price of options;

  . the duration of options; and

  . the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

  In the event of a merger, liquidation or other acquisition event, the board of directors is authorized to provide for outstanding options or other stock-based awards to be assumed or substituted for by the acquiror and to accelerate the vesting schedule of awards.

  No award may be granted under the 1997 plan after August 2007, but the vesting and effectiveness of awards previously granted may extend beyond that date. The board of directors may at any time amend, suspend or terminate the 1997 plan, except that no award granted after an amendment of the 1997 plan and designated as subject to Section 162(m) of the Internal Revenue Code by the board of directors shall become exercisable, realizable or vested, to the extent the amendment was required to grant the award, unless and until the amendment is approved by Bottomline's stockholders.

 1998 Employee Stock Purchase Plan

  Bottomline's 1998 Employee Stock Purchase Plan was adopted by the board of directors in November 1998 and approved by the stockholders in February 1999. The Purchase Plan authorizes the issuance of up to a total of 750,000 shares of common stock to participating employees.

  All employees of Bottomline, including directors of Bottomline who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week for more than five months in any calendar year, are eligible to participate in the Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of the stock of Bottomline or any subsidiary are not eligible to participate. As of December 31, 1998, approximately 229 of Bottomline's employees would have been eligible to participate in the Purchase Plan.

  On the first day of a designated payroll deduction period (the "Offering Period"), Bottomline will grant to each eligible employee who has elected to participate in the Purchase Plan an option to purchase shares of common stock as follows: the employee may authorize between 1% to 10% of his base pay to be deducted by Bottomline during the Offering Period. On the last day of the Offering Period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the Purchase Plan, the option price is an amount equal to 85% of the average market price (as defined) per share of the common stock on either the first day or the last day of the Offering Period, whichever is lower. In no event may an employee purchase in any one Offering Period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number of months or fraction thereof in the Offering Period by (b) the closing price of a share of common stock on the commencement date of the Offering Period. The compensation committee may, in its discretion, choose an Offering Period of 12 months or less for each offering and may choose a different Offering Period for each offering.

  An employee who is not a participant on the last day of the Offering Period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the Purchase Plan terminate upon voluntary withdrawal from the Purchase Plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has certain rights to elect to exercise the option to purchase the shares that the accumulated payroll deductions in the participant's account would purchase at the date of death.

  Because participation in the Purchase Plan is voluntary, Bottomline cannot now determine the number of shares of common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

401(k) Plan

  Bottomline has a 401(k) salary reduction plan, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. Generally, all employees are eligible to participate in the 401(k) Plan after they have completed three months of service.

  Eligible employees electing to participate in the 401(k) Plan may defer a portion of their compensation, on a pre-tax basis, by making a contribution to the 401(k) Plan. The maximum contribution is fixed in Section 401(k) of the Internal Revenue Code. The contribution limit for calendar year 1998 was $10,000. The company may contribute a discretionary matching contribution, annually equal to 25% of each such participant's deferred compensation up to 5% of their annual compensation. In 1996, the company could contribute up to 20% of the first 3% for eligible employees' contributions. The company contributed to the 401(k) Plan an aggregate of $14,000 in fiscal 1996, $26,000 in fiscal 1997 and $98,000 in fiscal 1998. Eligible employees who elect to participate in the 401(k) Plan are generally vested in Bottomline's matching contribution according to the following schedule:

            Years of Service                     % Vested
            ----------------                     --------
            Three...............................    20
            Four................................    40
            Five................................    60
            Six.................................    80
            Seven...............................   100

Employment Agreements

  The company entered into an employment agreement with each of Messrs. McGurl, Mullen and Eberle. The provisions of each agreement are substantially the same. The term of each executive agreement is the greater of 36 months or 24 months after a change in control of the company.

  A change in control of the company occurs if:

  - - any person becomes the beneficial owner of 50% or more of the voting power of the company's outstanding securities;

  - - the company is acquired through a merger;

  - - the company is liquidated; or

  - - all or substantially all of the company's assets are sold.

  If the employee's employment is terminated either by the employee as a result of an involuntary termination or by the company without cause, then all outstanding options held by the employee would become immediately exercisable in full, although this provision does not become effective until November 2000 with respect to Messrs. McGurl and Mullen, and the employee would also be entitled to receive a lump sum payment and continuation of benefits for a period of 12 months, in the case of Messrs. Eberle and Mullen, and for a period of 24 months in the case of Mr. McGurl. In the case of Messrs. Mullen and Eberle, the lump sum payment would equal one year's salary plus the maximum amount of bonus they were eligible to earn in the then current year. In the case of Mr. McGurl, the lump sum payment would equal two times the sum of his then annual salary plus the maximum amount of bonus he was eligible to earn in the then current year.

  An involuntary termination would occur if an employee's duties were terminated without cause, his benefits were reduced or he was demoted or relocated after a change in control.

  Cause means, prior to a change in control of the company, the discharge of the employee resulting from:

  - - a felony conviction;

  - - failure to attend to material duties or obligations;

  - - the breach of confidentiality, non-competition or similar obligations by the employee; or

  - - an act or omission which would constitute a crime involving property of the company.

  The second and third items specified above would not constitute cause after a change in control of the company.

  If the employee's employment is terminated upon or after a potential change in control of the company by the employee as a result of an involuntary termination or by the company without cause, all then outstanding options held by the employee would become immediately exercisable in full and the employee would be entitled to receive a lump sum payment and continuation of benefits for a period of 24 months, although this provision does not become effective until November 2000 with respect to Messrs. McGurl and Mullen. In the case of each of Messrs. Mullen and Eberle, the lump sum payment would equal two times the sum of his then annual salary plus the maximum amount of bonus he was eligible to earn in the then current year. In the case of Mr. McGurl, the lump sum payment would equal three times the sum of his then annual salary plus the maximum amount of bonus he was eligible to earn in the then current year.

  A potential change in control of the company would occur if:

  - - the company enters into an agreement that would cause a change in control of the company;

  - - any person publicly announces an intention to take action which if consummated would constitute a change in control; or

  - - the adoption of a resolution by the board of directors of the company approving a change in control of the company.

  Each of the agreements provides that, in the event of a change in control, the company would pay any excise tax which the employee would be liable for under Section 4999 of the Internal Revenue Code as a result of having received the severance benefits. Mr. McGurl's agreement provides that, during the first year of the agreement, he will be paid an annual base salary of $185,000 and will have the opportunity to earn a bonus of up to $55,000. Under their agreements, each of Messrs. Mullen and Eberle will be paid an annual base salary of $175,000, and will each have the opportunity to earn a bonus of up to $50,000.

Compensation Committee Interlocks and Insider Participation

  The current members of the compensation committee of the board of directors are Messrs. Barry and Elmblad. No executive officer of Bottomline has served as a director or member of the compensation committee of any other entity whose executive officers served as a director or member of the compensation committee. From August 1997 to November 1998, Mr. McGurl served as a member of the compensation committee of the board of directors. Mr. McGurl is President and Chief Executive Officer of Bottomline.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding the beneficial ownership of the common stock of Bottomline as of December 31, 1998, and as adjusted to reflect the sale of the shares of common stock in the offering, for: (1) each person or entity known to Bottomline to own beneficially more than 5% of Bottomline's common stock, (2) each of the directors of Bottomline,
(3) each of the executive officers of Bottomline, including the Named Executive Officers, (4) all directors and executive officers as a group and
(5) each of the other selling stockholders. Except as indicated below, none of these persons or entities has a relationship with Bottomline or, to the knowledge of Bottomline, any of the underwriters or their respective affiliates. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity. The address of each of the employees, officers and directors of Bottomline is c/o Bottomline Technologies (de), Inc., 155 Fleet Street, Portsmouth, NH 03801.

  The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after December 31, 1998 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. In the event that the over-allotment option is exercised in full, the aggregate number of outstanding shares of common stock would be 10,422,738.

                                                  Options
                                                 Attributed
                                Shares           to Shares                 Shares
                          Beneficially Owned    Beneficially Number  Beneficially Owned
                           Prior to Offering       Owned       of      After Offering
                          --------------------- ------------ Shares  ---------------------
Name of Beneficial Owner    Number    Percent      Number    Offered   Number    Percent
------------------------  ----------- --------- ------------ ------- ----------- ---------
Daniel M. McGurl........    1,875,000    25.4%        --     281,250   1,593,750    16.1%
James L. Loomis.........    1,875,000    25.4         --     281,250   1,593,750    16.1
John H. Harland Company
 (1)....................      581,394     7.9         --         --      581,394     5.9
Charles P. O'Leary (2)..      510,000     6.9         --      76,500     433,500     4.4
Joseph L. Barry, Jr.....      174,375     2.4      15,000        --      174,375     1.8
Bruce E. Elmblad........       45,000       *         --         --       45,000       *
Joseph L. Mullen........      270,606     3.7         --      40,000     230,606     2.3
James W. Zilinski.......       45,000       *      45,000        --       45,000       *
Robert A. Eberle........       15,000       *         --         --       15,000       *
Leonard L. DiIuro, Jr.
 .......................       60,000       *         --       9,000      51,000       *
Mark A. Attarian........       35,292       *      35,292        --       35,292       *
All executive officers
 and directors as a
 group (8 persons)......    4,359,981    58.4      60,000    611,500   3,748,481    37.5
Dennis E. Barry (3).....      159,375     2.2         --      23,906     135,469     1.4
Lionel P. Boissiere, Jr.
 (4) ...................       43,521       *         --       6,528      36,993       *
Fredrick A. Budreski
 (5)....................       15,000       *       7,500        994      14,006       *
Case Children's 1991
 Irrevocable Trust (6)..       54,630       *         --       8,195      46,435       *
Carin H. Case (7).......       13,656       *         --       1,500      12,156       *
Jeffrey H. Case (7).....       13,656       *         --       1,500      12,156       *
Philip P. Grannan Revo-
 cable
 Trust (8)..............       45,000       *      15,000      4,500      40,500       *
Hambrecht & Quist
 Venture Investors, L.P.
 (7)....................      236,751     3.2         --      35,513     201,238     2.0

                                                  Options
                                                 Attributed
                                Shares           to Shares                 Shares
                          Beneficially Owned    Beneficially Number  Beneficially Owned
                           Prior to Offering       Owned       of      After Offering
                          --------------------- ------------ Shares  ---------------------
Name of Beneficial Owner   Number      Percent     Number    Offered  Number      Percent
------------------------  ----------- --------- ------------ ------- ----------- ---------
Helmar B. Herman (9)....      279,000       3.8     --       36,976      242,024       2.4
The Hoffmaster Family
 Investment, L.P. (10)..       27,315         *     --        4,015       23,300         *
James T. Jewell (11) ...       37,500         *     --        4,500       33,000         *
Alan Kessman (12).......       13,656         *     --        2,048       11,608         *
William E. Mayer (13)...       36,423         *     --        4,827       31,596         *
Margaret M. O'Toole (14)
 .......................       45,000         *     --        5,000       40,000         *
Jeannette Roberts (15)
 .......................      159,000       2.2     --       23,850      135,150       1.4
Stanley S. Shuman (16)..       36,423         *     --        5,463       30,960         *
William R. Timken (7)...       36,423         *     --        5,463       30,960         *
Vinod Gupta Revocable
 Trust (17).............       81,951       1.1     --       12,293       69,658         *
The Wellington Trust UTA
 (18)...................       36,423         *     --        5,463       30,960         *

--------
*   Less than 1%

(1) The John H. Harland Company's address is 2939 Miller Road, Decatur, GA
    30035.
(2) Mr. O'Leary's address is 13 Greystone Lane, Hopkinton, Massachusetts
    01748.
(3) Mr. Barry's address is 138 Bedford Street, Lakeville, Massachusetts 02347.
(4) Mr. Boissiere's address is c/o Doyle & Boissiere LLC, 330 Primrose Road, 5th Floor, Burlingame, CA 94010.
(5) Mr. Budreski is an Account Executive at Bottomline.
(6) The Case Children's 1991 Irrevocable Trust's address is Lionel P. Boissiere, Jr., Trustee, c/o Doyle & Boissiere LLC, 330 Primrose Road, 5th Floor, Burlingame, California 94010.
(7) The address for each of Ms. Case, Mr. Case, Mr. Timken and Hambrecht & Quist Venture Investors, L.P. is c/o Hambrecht & Quist, One Bush Street, 18th Floor, San Francisco, California 94104.
(8) Philip P. Grannan, trustee of the revocable trust, is Vice President of Marketing at Bottomline.
(9) Mr. Herman is Vice President of Technology at Bottomline.
(10) The Hoffmaster Family Investment's address is c/o Jon D. Hoffmaster, American Business Information, 8905 Farnam Court, Omaha, Nebraska 68114.
(11) At December 31, 1998, Mr. Jewell was Vice President of Strategic Alliances at Bottomline.
(12) Mr. Kessman's address is 11 Hedgerow Lane, Greenwich, Connecticut 06831.
(13) Mr. Mayer's address is 172 Long Neck Point, Darien, Connecticut 06820.
(14) Ms. O'Toole is Director of Product Architecture at Bottomline.
(15) Ms. Roberts is an on-site consultant at Bottomline.
(16) Mr. Shuman's address is 711 Fifth Avenue, New York, New York 10022.
(17) The Vinod Gupta Revocable Trust's address is P.O. Box 27395, Omaha, Nebraska 68127.
(18) The Wellington Trust's address is c/o Robert or Martha Cohn, TTEE, 215 Lowell Avenue, Palo Alto, California 94310.

                         DESCRIPTION OF CAPITAL STOCK

  After this offering, the authorized capital stock of Bottomline will consist of 50,000,000 shares of common stock, $.001 par value per share, and 4,000,000 shares of preferred stock, $.001 par value per share. As of December 31, 1998, there were outstanding (1) 7,393,272 shares of common stock held by 45 stockholders of record after giving effect to the termination of redemption rights of the redeemable common stock upon the effectiveness of this offering and (2) options to purchase an aggregate of 1,113,000 shares of common stock.

  The following summary of certain provisions of Bottomline's common stock, preferred stock, charter and Amended and Restated By-laws (the "by-laws") is not intended to be complete and is qualified by reference to the provisions of applicable law and to Bottomline's charter and by-laws included as exhibits to the registration statement of which this prospectus is a part. See "Additional Filings and Company Information."

Common Stock

  Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any such dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Bottomline, the holders of common stock are entitled to receive ratably the net assets of Bottomline available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by Bottomline in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which Bottomline may designate and issue in the future. Some holders of common stock have the right to require Bottomline to register their shares of common stock under the Securities Act in specified circumstances. See "Shares Eligible for Future Sale."

Preferred Stock

  Under the terms of the charter, the board of directors is authorized to issue such shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

  The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the outstanding voting stock of Bottomline. Bottomline has no present plans to issue any shares of preferred stock.

Delaware Law and Certain Charter and By-law Provisions

  Bottomline is subject to the provisions of Section 203 of the Delaware General Corporation Law statute. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  The by-laws divide the board of directors into three classes with staggered three-year terms. See "Management." Under the by-laws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitation on filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of Bottomline.

  The by-laws also provide that after this offering, stockholders can only take action at an annual meeting or special meeting, and not by written action in lieu of a meeting. The by-laws further provide that only the Chairman of the Board, the President or the board of directors may call a special meeting of the stockholders.

  A stockholder must comply with advance notice and information disclosure requirements in order for any matter to be considered "properly brought" before a meeting. The stockholder must deliver written notice to Bottomline between 60 and 90 days prior to the meeting. If the company gives less than 70 days' notice or prior public disclosure of the meeting date, the stockholder must deliver written notice to Bottomline within ten days following the date upon which the notice of the meeting was mailed or the 10th day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first. If the matter relates to the election of directors of Bottomline, the notice must set forth specific information regarding each nominee and the nominating shareholder. For any other matter, the notice must set forth a brief description of the proposed matter and certain information regarding the proponent stockholder. These provisions could delay until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of Bottomline. These provisions could also discourage a third party from making a tender offer for the common stock, because even if it acquired a majority of the outstanding voting securities of Bottomline, the third party would be able to take action as a stockholder only at a duly called stockholders' meeting, and not by written consent.

  The Delaware General Corporation Law statute provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The by-laws require the affirmative vote of holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors to amend or repeal any of the provisions described in the prior two paragraphs.

  The charter contains certain provisions permitted under the Delaware General Corporation Law statute relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the charter contains provisions to indemnify Bottomline's directors and officers to the fullest extent permitted by the Delaware General Corporation Law statute. Bottomline believes that these provisions will assist Bottomline in attracting and retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is State Street Bank and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Before this offering, there has been no public market for the securities of Bottomline. After completion of this offering there will be 9,936,561 shares of common stock of Bottomline outstanding (assuming no exercise of the underwriters' over-allotment option or outstanding options of Bottomline). Of these shares, the 3,400,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except that any shares purchased by "affiliates" of Bottomline, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

Sales of Restricted Shares

  All of the shares offered under this prospectus will be freely tradable in the open market. The remaining 6,536,561 shares of common stock that will be outstanding after this offering are considered "restricted securities" under Rule 144 of the Securities Act. Generally, restricted securities that have been owned for a period of at least two years may be sold immediately after the completion of this offering and restricted securities that have been owned for at least one year may be sold 90 days after the completion of this offering. Certain of the restricted securities are subject to lock-up agreements with the underwriters. Persons subject to lock-up agreements have agreed not to sell shares of common stock without the prior permission of the underwriters for a period of 180 days after the completion of this offering. The underwriters currently do not intend to release anyone from the lock-up agreement. The table below sets forth information regarding potential sales of restricted securities.

  . 101,667 shares may be sold immediately after completion of this offering; and


  . 6,327,749 additional shares may be sold upon the expiration of the lock-up agreements.

Options

  Shares of common stock may also be issued and sold upon the exercise of options. After this offering, Bottomline intends to register an aggregate of 3,330,000 shares of common stock, which may be issued under its 1989 Stock Option Plan, 1997 Stock Incentive Plan and 1998 Director Stock Option Plan. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements noted above, if applicable. As a result of the exercise of vested options 90 days after the completion of this offering, 2,499 additional shares may be sold. Upon the expiration of the lock-up agreements, 415,206 additional shares may be sold as a result of the exercise of vested options.

  In addition, Bottomline intends to register an aggregate of 750,000 shares of common stock reserved for issuance under its 1998 Employee Stock Purchase Plan.

Registration Rights

  Under agreements with the company, approximately 24 stockholders will be entitled following this offering to rights to register under the Securities Act a total of approximately 5,359,253 shares of common stock. The agreements generally provide that if the company proposes to register any of its securities under the Securities Act, the stockholders will be entitled to include shares in the registration. The managing underwriter of any underwritten public offering would, however, have the right, for marketing reasons, to cut-back the number of shares that the stockholders could include in such registration.

  Stockholders with registration rights may require the company to prepare and file a registration statement under the Securities Act for their shares at any time after this offering, provided that the minimum aggregate offering price is at least $2.0 million. The company is not required to effect more than three registration statements and is not required to file a registration statement within 180 days after the effective date of any other registration statement filed by the company.

Effect of Sales of Shares

  Prior to this offering, there has been no public market for the common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the common stock in the public market could adversely affect the market price of the common stock and could impair Bottomline's future ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

  The underwriters named below acting through their representatives, BancBoston Robertson Stephens Inc., BT Alex. Brown Incorporated and CIBC Oppenheimer Corp., have severally agreed with Bottomline and 24 stockholders of the company, subject to the terms and conditions of the underwriting agreement, to purchase from Bottomline and the selling stockholders the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   BancBoston Robertson Stephens Inc. ................................ 1,120,000
   BT Alex. Brown Incorporated........................................   840,000
   CIBC Oppenheimer Corp. ............................................   840,000
   Hambrecht & Quist LLC..............................................   100,000
   Adams, Harkness & Hill, Inc. ......................................   100,000
   William Blair & Company, L.L.C. ...................................   100,000
   Dain Rauscher Wessels..............................................   100,000
   Moors & Cabot, Inc. ...............................................   100,000
   Van Kasper & Company...............................................   100,000
                                                                       ---------
        Total......................................................... 3,400,000
                                                                       =========

  Bottomline and the selling stockholders have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at such price less a concession of not in excess of $.55 per share, of which $.10 may be reallowed to other dealers. After this offering, the public offering price, concession, and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by the company and the selling stockholders as set forth on the cover page of this prospectus.

  Bottomline has granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 510,000 additional shares of common stock at the same price per share as the company and the selling stockholders will receive for the 3,400,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise the option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,400,000 shares offered hereby. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 3,400,000 shares are being sold. Bottomline will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby.

  The underwriting agreement contains covenants of indemnity among the underwriters, the company and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

  Each officer and director of the company and many other holders of shares of common stock have agreed, for the lock-up period, subject to exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of securities subject to the lock-up agreement. The underwriters currently do not intend to release anyone from the lock-up agreement. In addition, Bottomline has agreed that during the lock-up period the company will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to exceptions, (1) consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period or (2) issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than the company's sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, and the company's issuance of options and shares under existing stock option and incentive plans. See "Shares Eligible for Future Sale."

  The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus has been determined through negotiations among the company, the selling stockholders and the representatives. Among the factors considered in the negotiations were prevailing market conditions, financial information of the company, market valuations of other companies that the company and the representatives believe to be comparable to the company, estimates of the business potential of the company, the present state of the company's development and other factors deemed relevant.

  The representatives have advised the company that, pursuant to Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised the company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered by Bottomline hereby will be passed upon for Bottomline by Hale and Dorr LLP, Boston, Massachusetts, and for the underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

                                    EXPERTS

  The financial statements of Bottomline Technologies (de), Inc. at June 30, 1997 and 1998, and for each of the three years in the period ended June 30, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                  ADDITIONAL FILINGS AND COMPANY INFORMATION

  We have filed a registration statement on Form S-1 with the Commission. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. You may review a copy of the registration statement, including exhibits, at the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

  We will also file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

  Our Commission filings and the registration statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                       BOTTOMLINE TECHNOLOGIES (de), INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Auditors...........................................  F-2
Balance Sheets as of June 30, 1997 and 1998 and December 31, 1998
  (Unaudited)............................................................  F-3
Statements of Operations for the years ended June 30, 1996, 1997 and 1998 and for the six months ended December 31, 1997 and 1998 (Unaudited)....  F-4
Statements of Stockholders' Equity for the years ended June 30, 1996,
  1997 and 1998 and for the six months ended December 31, 1998
  (Unaudited)............................................................  F-5
Statements of Cash Flows for the years ended June 30, 1996, 1997 and 1998 and for the six months ended December 31, 1997 and 1998 (Unaudited)....  F-6
Notes to Financial Statements ...........................................  F-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Bottomline Technologies (de), Inc.

  We have audited the accompanying balance sheets of Bottomline Technologies
(de), Inc. as of June 30, 1997 and 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bottomline Technologies
(de), Inc. at June 30, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Boston, Massachusetts
August 6, 1998, except for
the third sentence of paragraph
ten of Note 8 and
Note 11 as to which the dates
are November 12, 1998
and Note 12 as to which
the date is January 6, 1999

                       BOTTOMLINE TECHNOLOGIES (de), INC.

                                 BALANCE SHEETS

                                            June 30,
                                      -------------------------  December 31,
                                         1997         1998           1998
                                      ------------ ------------ -----------------
                                                                  (Unaudited)
                                      (In thousands, except per share data)
          ASSETS (Note 6)
Current assets:
  Cash and cash equivalents.........  $        827 $      1,362   $      3,925
  Accounts receivable, net of
    allowances for doubtful
    accounts and returns of $644 at
    June 30, 1997, $970 at June 30,
    1998 and $927 at December 31,
    1998............................         5,596        6,997          9,274
  Inventory, net....................           656          174            210
  Refundable income taxes...........           905          --             --
  Deferred income taxes (Note 10)...           571          724            623
  Prepaid expenses and other
    current assets..................           187           89            198
                                      ------------ ------------   ------------
Total current assets................         8,742        9,346         14,230
Property and equipment, net (Note
  4)................................         1,446        1,865          2,081
Capitalized and acquired software
  costs, net of accumulated
  amortization of $836 in 1997
  (Notes 2 and 3)...................           253          --             --
Other assets........................            40           90            686
                                      ------------ ------------   ------------
Total assets........................  $     10,481 $     11,301   $     16,997
                                      ============ ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Amounts due under revolving
    credit arrangement (Note 6).....  $      1,045          --             --
  Accounts payable..................         2,177 $      1,177   $      1,835
  Accrued expenses (Note 5).........         1,696        2,030          2,922
  Deferred revenue and deposits.....         1,063        2,121          3,044
  Income taxes payable..............           --            59            808
  Current portion of long-term debt
    (Note 6)........................           285           75             25
                                      ------------ ------------   ------------
Total current liabilities...........         6,266        5,462          8,634
Deferred income taxes payable (Note
  10)...............................           235          118            132
Long-term debt, less current portion
  (Note 6)..........................            54          --             --
Commitments and contingent
  liabilities (Note 7)..............
Redeemable common stock, at
  redemption value (Note 8)
 (Authorized, issued and outstanding
  shares -- 801 in all periods).....         1,246        1,353          1,409
Stockholders' equity (Note 8):
  Common stock, $.001 par value:
     Authorized shares -- 15,000
     Issued and outstanding shares--
       6,306 at June 30, 1997, 6,360
       at June 30, 1998 and 6,592 at
       December 31, 1998............             6            6              7
  Additional paid-in-capital........         1,675        1,867          2,838
  Retained earnings.................           999        2,495          3,977
                                      ------------ ------------   ------------
Total stockholders' equity..........         2,680        4,368          6,822
                                      ------------ ------------   ------------
Total liabilities and stockholders'
  equity............................  $     10,481 $     11,301   $     16,997
                                      ============ ============   ============

                            See accompanying notes.

                       BOTTOMLINE TECHNOLOGIES (de), INC.

                            STATEMENTS OF OPERATIONS

                                                                    Six
                                                               Months Ended
                                    Years Ended June 30,       December 31,
                                   -------------------------  ----------------
                                    1996     1997     1998     1997     1998
                                   -------  -------  -------  -------  -------
                                                                (Unaudited)
                                    (In thousands, except per share data)
Revenues:
  Software licenses..............  $ 4,689  $ 6,392  $ 9,887  $ 4,435  $ 7,468
  Service and maintenance........    4,580    6,729    9,701    4,471    5,327
  Equipment and supplies.........    8,798    9,005    9,449    4,642    5,341
                                   -------  -------  -------  -------  -------
Total revenues...................   18,067   22,126   29,037   13,548   18,136
Cost of revenues:
  Software licenses..............       27      160      215      118      154
  Service and maintenance........    2,655    4,206    4,261    2,029    2,456
  Equipment and supplies.........    5,361    6,410    6,526    3,176    3,815
                                   -------  -------  -------  -------  -------
Total cost of revenues...........    8,043   10,776   11,002    5,323    6,425
                                   -------  -------  -------  -------  -------
Gross profit.....................   10,024   11,350   18,035    8,225   11,711
Operating expenses:
  Sales and marketing............    4,190    6,631    7,675    3,590    4,880
  Product development and
   engineering...................    1,237    2,185    3,158    1,492    1,905
  General and administrative.....    3,044    4,266    4,372    2,006    2,401
                                   -------  -------  -------  -------  -------
Total operating expenses.........    8,471   13,082   15,205    7,088    9,186
                                   -------  -------  -------  -------  -------
Income (loss) from operations....    1,553   (1,732)   2,830    1,137    2,525
Interest income..................       48       53       35       13       42
Interest expense.................      (54)    (109)     (85)     (63)      (3)
                                   -------  -------  -------  -------  -------
                                        (6)     (56)     (50)     (50)      39
                                   -------  -------  -------  -------  -------
Income (loss) before provision
 (benefit) for income taxes......    1,547   (1,788)   2,780    1,087    2,564
Provision (benefit) for income
 taxes (Note 10).................      664     (536)   1,177      460    1,026
                                   -------  -------  -------  -------  -------
Net income (loss)................  $   883  $(1,252) $ 1,603  $   627  $ 1,538
                                   =======  =======  =======  =======  =======
Earnings (loss) per share
 available to common stockholders
 (Note 9):
  Basic..........................  $  0.14  $ (0.23) $  0.24  $   .09  $   .23
                                   =======  =======  =======  =======  =======
  Diluted........................  $  0.11  $ (0.23) $  0.20  $   .08  $   .20
                                   =======  =======  =======  =======  =======
Shares used in computing earnings
 (loss) per share available to
 common stockholders (Note 9):
  Basic..........................    5,693    5,986    6,314    6,307    6,472
                                   =======  =======  =======  =======  =======
  Diluted........................    7,001    5,986    7,316    7,300    7,555
                                   =======  =======  =======  =======  =======

                            See accompanying notes.

                       BOTTOMLINE TECHNOLOGIES (de), INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended June 30, 1996, 1997 and 1998 and
                 Six Months Ended December 31, 1998 (Unaudited)

                                Common Stock  Additional              Total
                                -------------  Paid-in   Retained Stockholders'
                                Shares Amount  Capital   Earnings    Equity
                                ------ ------ ---------- -------- -------------
                                                (In thousands)
Balances at July 1, 1995......  5,613   $  6    $  624    $1,553     $2,183
  Issuance of common stock
    upon exercise of stock
    options (Note 8)..........    141     --       250        --        250
  Issuance of common stock for
    acquisition of the common
    stock of CertiSoft (Note
    3)........................     90     --       480        --        480
  Accretion to redemption
    value on redeemable common
    stock.....................     --     --        --       (88)       (88)
  Net income..................     --     --        --       883        883
                                -----   ----    ------    ------     ------
Balances at June 30, 1996.....  5,844      6     1,354     2,348      3,708
  Issuance of common stock
    upon exercise of stock
    options (Note 8)..........    135     --       297        --        297
  Issuance of common stock
    upon exercise of stock
    warrants (Note 8).........    327     --        24        --         24
  Accretion to redemption
    value on redeemable common
    stock.....................     --     --        --       (97)       (97)
  Net loss....................     --     --        --    (1,252)    (1,252)
                                -----   ----    ------    ------     ------
Balances at June 30, 1997.....  6,306      6     1,675       999      2,680
  Issuance of common stock
    upon exercise of stock
    options (Note 8)..........     54     --       192        --        192
  Accretion to redemption
    value on redeemable common
    stock.....................     --     --        --      (107)      (107)
  Net income..................     --     --        --     1,603      1,603
                                -----   ----    ------    ------     ------
Balances at June 30, 1998.....  6,360      6     1,867     2,495      4,368
  Issuance of common stock
    upon exercise of stock
    warrants (Note 8)
    (Unaudited)...............    125     --        --        --         --
  Proceeds from sale of common
    stock, net of expenses
    (Unaudited)...............    107      1       971        --        972
  Accretion to redemption
    value on redeemable common
    stock (Unaudited).........     --     --        --       (56)       (56)
  Net income (Unaudited)......     --     --        --     1,538      1,538
                                -----   ----    ------    ------     ------
Balances at December 31, 1998
  (Unaudited).................  6,592   $  7    $2,838    $3,977     $6,822
                                =====   ====    ======    ======     ======

                            See accompanying notes.

                       BOTTOMLINE TECHNOLOGIES (de), INC.

                            STATEMENTS OF CASH FLOWS

                                                                      Six
                                             Years Ended          Months Ended
                                               June 30,           December 31,
                                        ------------------------  -------------
                                         1996    1997     1998    1997    1998
                                        ------  -------  -------  -----  ------
                                                                  (Unaudited)
                                                  (In thousands)
Operating activities
Net income (loss).....................  $  883  $(1,252) $ 1,603  $ 627  $1,538
Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities:
 Depreciation and amortization........     784    1,174      827    443     386
 Provision for allowances on accounts
   receivable.........................       4      487      326     80      62
 Provision for allowances for
   obsolescence of inventory..........      --      217       --     --      --
 Deferred income tax expense
   (benefit)..........................    (102)    (297)    (270)  (100)    115
 Changes in operating assets and
   liabilities:
  (Increase) decrease in accounts
    receivable........................    (506)  (1,452)  (1,727)  (309) (2,339)
  Decrease (increase) in inventory,
    prepaid expenses and other current
    assets and other assets...........    (237)    (138)     530     54    (741)
  Decrease (increase) in refundable
    income taxes......................      --     (905)     905     --      --
  Increase (decrease) in accounts
    payable, accrued expenses and
    deferred revenue and deposits.....    (343)   1,907      392   (698)  2,473
  (Decrease) increase in income taxes
    payable...........................     337     (409)      59    535     749
                                        ------  -------  -------  -----  ------
Net cash provided by (used in)
  operating activities................     820     (668)   2,645    632   2,243
Investing activities
Purchases of property and equipment,
  net.................................    (311)    (580)    (993)  (425)   (602)
Increase in capitalized software
  costs...............................    (158)    (114)      --     --      --
                                        ------  -------  -------  -----  ------
Net cash used in investing
  activities..........................    (469)    (694)    (993)  (425)   (602)
Financing activities
Net borrowings (repayments) on
  revolving credit arrangement........      --    1,045   (1,045)  (370)     --
Repayments on notes payable...........    (152)    (258)    (264)  (139)    (50)
Proceeds from exercise of stock
  options and stock warrants..........     250      321      192     --      --
Proceeds from sale of common stock,
  net.................................      --       --       --     --     972
                                        ------  -------  -------  -----  ------
Net cash provided by (used in)
  financing activities................      98    1,108   (1,117)  (509)    922
                                        ------  -------  -------  -----  ------
Increase (decrease) in cash and cash
  equivalents.........................     449     (254)     535   (302)  2,563
Cash and cash equivalents at beginning
  of period...........................     632    1,081      827    827   1,362
                                        ------  -------  -------  -----  ------
Cash and cash equivalents at end of
  period..............................  $1,081  $   827  $ 1,362  $ 523  $3,925
                                        ======  =======  =======  =====  ======
Supplemental disclosure of cash flow
  information:
 Cash paid during the period for:
  Interest............................  $   54  $   106  $    85  $  63  $    3
  Income taxes........................  $  446  $ 1,017  $   464  $  27  $  750
 Non-cash transactions:
  Acquisition of the common stock of
    CertiSoft for common stock and
    assumption of note payable
    (Note 3)..........................  $  764       --       --     --      --

                            See accompanying notes.

                      BOTTOMLINE TECHNOLOGIES (de), INC.

                         NOTES TO FINANCIAL STATEMENTS

          Years Ended June 30, 1996, 1997 and 1998; Six Months Ended
                    December 31, 1997 and 1998 (Unaudited)

1. Organization and Nature of Business

Bottomline Technologies, Inc. (the predecessor Company) was incorporated in New Hampshire in 1989 and, on August 25, 1997, the predecessor Company was merged with and into Bottomline Technologies (de), Inc. (the Company), a company incorporated in Delaware. The Company is a domestic company that develops and markets proprietary software and complementary products and services. The Company's products and services are sold to customers operating in many different industries. The Company does not require collateral on its accounts receivable, which is in accordance with industry practice.

On May 2, 1996, the Company acquired CertiSoft Solutions, Inc. (CertiSoft) and on January 9, 1997, CertiSoft was merged into the predecessor Company. CertiSoft is included in the results of operations from May 2, 1996, the date of acquisition.

2. Significant Accounting Policies

 Cash and Cash Equivalents

Cash and cash equivalents consists of demand deposit accounts and an overnight investment account at a financial institution. The Company considers all highly liquid instruments with an original maturity of ninety days or less to be cash equivalents.

 Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market.

 Property and Equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, principally from 3-7 years. Leasehold improvements are amortized over their useful lives or the term of the lease, whichever is less.

 Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were $62,000, $114,000 and $129,000 for the years ended June 30, 1996, 1997 and
1998, respectively, and $70,000 and $55,000 for the six months ended December 31, 1997 and 1998, respectively.

 Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates include but are not limited to the allowances for doubtful accounts and returns. Actual results could differ from those estimates.

 Income Taxes

Deferred income taxes are provided for differences in bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences relate primarily to depreciation, various accruals, and allowances for doubtful accounts, returns and inventory.

                      BOTTOMLINE TECHNOLOGIES (de), INC.

2. Significant Accounting Policies--(Continued)

 Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations.

 Capitalized and Acquired Software Costs

Costs incurred to develop software to be sold, leased or otherwise marketed are capitalized upon attainment of technological feasibility and amortized on a product-by-product basis over the estimated useful life of the related software. Such software costs totaled $1,089,000 at June 30, 1997. Also included in capitalized software costs was $546,000 attributable to acquired software in connection with the acquisition of CertiSoft (See Note 3). Capitalized and acquired software costs charged to operations were $423,000, $631,000 and $253,000 for the years ended June 30, 1996, 1997 and 1998, respectively, including additional amortization in 1997 on certain acquired software, and $150,000 and $-0- for the six months ended December 31, 1997 and 1998, respectively. At June 30, 1998, capitalized software costs had been fully amortized.

The carrying value of intangible assets is periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related asset. If an impairment is indicated, the Company will adjust the carrying value of the intangible assets.

 Revenue Recognition

Revenue for software is recognized when product is shipped and there are no significant remaining obligations of the Company. Revenue for services is recognized as the services are provided to the customer. Revenue under software maintenance agreements is recognized ratably over the term of the agreement, generally one year. Revenue for hardware is recognized when product is shipped. Revenue is recognized in accordance with Statement of Position
(SOP) 91-1 for periods prior to July 1, 1998. See Accounting Pronouncements below.

 Customer Returns

Customer returns are estimated and accrued for when known based on return authorizations.

 Earnings per Share

The Company computes earnings per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128). SFAS 128 requires calculation and presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted average number of common shares outstanding and excludes any dilutive effects of warrants, stock options or other type securities. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding and the dilutive effect of stock options, warrants and related securities calculated using the treasury stock method. Dilutive securities are excluded from the diluted earnings per share calculation if their effect is antidilutive.

 401(k) Plan

The Company has a 401(k) Profit Sharing Plan (the Plan), whereby eligible employees may contribute up to 15% (20% in 1997) of their compensation, subject to limitations established by the Internal Revenue Code. The Company may contribute a discretionary matching contribution, annually, equal to 25% of each such

                      BOTTOMLINE TECHNOLOGIES (de), INC.

2. Significant Accounting Policies--(Continued)

participant's deferred compensation up to 5% of their annual compensation (in 1996, up to 20% of the first 3% for eligible employees' contributions). The Company charged $14,000, $26,000 and $98,000 to expense in the years ended June 30, 1996, 1997 and 1998, respectively, and $55,000 and $130,000 to expense in the six months ended December 31, 1997 and 1998, respectively, under the Plan.

 Accounting Pronouncements

In October 1997, the Accounting Standards Executive Committee of the American Institute (ACSEC) of Certified Public Accountants issued Statement of Position
(SOP) 97-2 "Software Revenue Recognition", which the Company adopted on July 1, 1998. This statement supersedes SOP 91-1, Software Revenue Recognition, and provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions entered into in fiscal years beginning after December 15, 1997. The Company believes that SOP 97-2 will not have a material impact on the Company's future operating results.

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." Both SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. The Company believes that the adoption of these new accounting standards will not have a material impact on the Company's financial statements.

 Interim Financial Information (Unaudited)

The interim financial information at December 31, 1998 and for the six months ended December 31, 1997 and 1998, all of which is unaudited, was prepared by the Company on a basis consistent with the audited financial statements. In management's opinion, such information reflects all adjustments which are of a normal recurring nature and which are necessary to present fairly the results of the periods presented.

3. Acquisition

On May 2, 1996, the Company, through its newly-formed, wholly-owned subsidiary, CSI Acquisition, Inc. (Acquisition), acquired CertiSoft Solutions, Inc. (CertiSoft) by merging with and into CertiSoft. Each share of CertiSoft common stock outstanding prior to the merger was surrendered and subsequently retired and each CertiSoft shareholder received 4.83 shares of the Company's common stock for each CertiSoft share surrendered. The total consideration paid by the Company to acquire CertiSoft included 90,003 shares of the Company's common stock, estimated at $480,000, and the assumption of a $250,000 note payable to the former majority owner of CertiSoft and certain other trade obligations.

The acquisition has been accounted for as a purchase and, accordingly, the results of operations of CertiSoft are included in the consolidated financial statements since the date of acquisition. In connection with the acquisition, the Company acquired assets with an estimated fair value of $764,000 and assumed liabilities of $284,000, which includes the $250,000 note payable described above.

                      BOTTOMLINE TECHNOLOGIES (de), INC.

4. Property and Equipment

Property and equipment consists of the following:

                               June 30,
                             -------------
                                           December 31,
                              1997   1998      1998
                             ------ ------ ------------
                                           (Unaudited)
                                   (In thousands)
   Furniture and fixtures..  $  387 $  399    $  410
   Technical equipment.....   1,979  2,693     3,130
   Software................     210    453       583
   Leasehold improvements..     126    151       175
                             ------ ------    ------
                              2,702  3,696     4,298
   Less: Accumulated depre-
    ciation and amortiza-
    tion...................   1,256  1,831     2,217
                             ------ ------    ------
                             $1,446 $1,865    $2,081
                             ====== ======    ======

5. Accrued Expenses

Accrued expenses consist of the following:

                                                        June 30,
                                                      -------------
                                                                    December 31,
                                                       1997   1998      1998
                                                      ------ ------ ------------
                                                                    (Unaudited)
                                                            (In thousands)
   Employee compensation and benefits................ $  799 $1,392    $1,794
   Sales taxes.......................................    425    214       190
   Other.............................................    472    424       938
                                                      ------ ------    ------
                                                      $1,696 $2,030    $2,922
                                                      ====== ======    ======

6. Borrowing Arrangements

In December 1997, the Company entered into a revolving credit agreement (the revolving agreement) with a bank which provides for available borrowings of up to $4,000,000. Borrowings under the revolving agreement bear interest at the bank's prime rate (8.5% at June 30, 1998) and are due on demand. The outstanding balance under the revolving agreement at June 30, 1997 and 1998 and December 31, 1998 was $1,045,000, $-0- and $-0-, respectively. The revolving agreement expires on December 30, 1998.

In June 1995, the Company entered into a $500,000 term loan with a bank. The term loan was due in thirty-six monthly installments of principal and interest of $16,000. Interest under the term loan was at 8.75%. The balance outstanding at June 30, 1997 and 1998 and December 31, 1998 was $164,000, $-0- and $-0-,
respectively.

Borrowings under the revolving agreement and the term loan are secured by substantially all assets of the Company.

In May 1996, in connection with the acquisition of CertiSoft, CertiSoft assumed a $250,000 promissory note payable to the former majority owner of CertiSoft. The note is due in 10 equal installments of $25,000, beginning November 1996 and every third month thereafter, plus accrued interest at 8.25% per annum. This note is guaranteed by the Company. The balance outstanding at June 30, 1997 and 1998 and December 31, 1998 was $175,000, $75,000 and
$25,000, respectively.

                      BOTTOMLINE TECHNOLOGIES (de), INC.

7. Commitments and Contingent Liabilities

The Company leases its principal office facility under a noncancellable operating lease expiring in 2002. In addition to the base term, the Company has two five-year options to extend the term of the lease. Rent payments are fixed for the initial two years of the lease and may be increased after that during the initial term of the lease by the Consumer Price Index. In addition, the Company is obligated to pay certain incremental operating costs over the base amount.

The Company also leases office space in other cities. All such leases expire in fiscal years 1999 and 2000.

Future minimum annual rental commitments under this lease at June 30, 1998 are as follows:

                                                                  (In thousands)
                                                                  --------------
   1999..........................................................     $  373
   2000..........................................................        349
   2001..........................................................        307
   2002..........................................................        281
                                                                      ------
                                                                      $1,310
                                                                      ======

Rent expense charged to operations for the years ended June 30, 1996, 1997 and 1998 was $286,000, $338,000 and $342,000, respectively, and for the six months ended December 31, 1997 and 1998 was $197,000 and $224,000, respectively.

8. Capital Transactions

 Common Stock

In connection with the sale of its common stock in 1992, the Company and certain existing stockholders amended previous agreements covering stock rights and voting arrangements. The amended agreement provides certain stockholders with preemptive rights and certain registration rights in the event of certain circumstances.

In connection with the sale of its common stock, the Company has also agreed with certain stockholders to redeem, at the stockholders' option, 801,000 shares of common stock anytime after June 29, 1995. The initial redemption value was $1.00 per share and increases each year in accordance with the agreement. The redemption value was $1,246,000, $1,353,000 and $1,409,000 at June 30, 1997 and 1998 and December 31, 1998, respectively. The redemption rights of the redeemable common stock expire upon the effectiveness of an initial public offering by the Company.

In March 1994, the Company and certain existing stockholders amended the March 31, 1992 stock rights and voting arrangements to provide an additional stockholder with preemptive rights and certain registration rights in the event of certain circumstances.

 Stock Option Plan

The Company adopted the Bottomline Technologies, Inc. Stock Option Plan, as amended, (the Plan) on August 1, 1989, which provides for the issuance of incentive stock options and nonstatutory stock options. The Plan is administered by the Board of Directors which has the authority to determine to whom options may be granted, the period of exercise and what other restrictions, if any, should apply. Vesting for options granted under the Plan is principally over three years from the date of grant. The Company has reserved up to 1,440,000 shares of its common stock for issuance under the Plan. Incentive stock options may be granted to employees at a price of no less than 100% of the fair market value of the common stock at the date of grant. Options expire a maximum of ten years from the date of grant.

                      BOTTOMLINE TECHNOLOGIES (de), INC.

8. Capital Transactions--(Continued)

On August 21, 1997, Bottomline Technologies, Inc. adopted the 1997 Stock Incentive Plan (the 1997 Plan), which provides for the issuance of stock options and nonstatutory stock options. The 1997 Plan is administered by the Board of Directors which has the authority to determine to whom options may be granted, the period of exercise and what other restrictions, if any, should apply. Vesting for options granted under the 1997 Plan is principally over four years from the date of grant. The Company has reserved up to 1,200,000 shares of its common stock for issuance under the 1997 Plan to employees at a price of no less than 100% of the fair market value of the common stock at the date of grant. Options expire a maximum of ten years from the date of grant.

The Board of Directors of the Company has determined the fair value of the Company's common stock in its good faith judgment at each option grant date for grants under both the Plan and the 1997 Plan considering a number of factors including the financial and operating performance of the Company, recent transactions in the Company's common stock, if any, the values of similarly situated companies and the lack of marketability of the Company's common stock.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Option valuation models have been developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Such models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. A summary of assumptions is as follows:

                                                            Six Months Ended
                                 Years Ended June 30,         December 31,
                              ----------------------------  ------------------
                                1996      1997     1998       1997      1998
                              ---------  ------  ---------  --------  --------
                                                               (Unaudited)
   Dividend yield...........          0%      0%         0%        0%        0%
   Expected lives of options
     (years)................          4       4          4         4         4
   Risk-free interest rate..  6.18-6.67%   6.02% 5.65-6.20%     6.20%     6.00%

For purposes of the required pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the minimum value method of SFAS 123, the Company's pro forma net income (loss) and pro forma earnings (loss) per share available to common stockholders would have been as follows:

                      BOTTOMLINE TECHNOLOGIES (de), INC.

8. Capital Transactions--(Continued)

                                                                    Six Months
                                                                      Ended
                                             Years Ended June 30,  December 31,
                                             --------------------- ------------
                                             1996   1997     1998  1997   1998
                                             ----- -------  ------ ----- ------
                                                                   (Unaudited)
                                              (in thousands, except per share
                                                           data)
  Pro forma net income (loss)............... $ 837 $(1,320) $1,488 $ 594 $1,349
  Pro forma earnings (loss) per share
    available to common stockholders:
     Basic.................................. $0.13 $ (0.24) $ 0.22 $0.09 $ 0.20
     Diluted................................ $0.11 $ (0.24) $ 0.19 $0.07 $ 0.17

As the provisions of SFAS 123 are effective only for fiscal years beginning after December 15, 1994, the effects of applying SFAS 123 for pro forma disclosures are not necessarily representative of the effects on net income
(loss) for future years.

A summary of option activity is as follows:

                                                                                     Six
                                           Years Ended June 30,                  Months Ended
                            --------------------------------------------------   December 31,
                                  1996             1997             1998             1998
                            ---------------- ---------------- ---------------- ----------------
                                    Weighted         Weighted         Weighted         Weighted
                                    Average          Average          Average          Average
                                    Exercise         Exercise         Exercise         Exercise
                            Options  Price   Options  Price   Options  Price   Options  Price
                            ------- -------- ------- -------- ------- -------- ------- --------
                                                                                 (Unaudited)
                                           (In thousands, except per share data)
   Outstanding, beginning
     of period.............   354   $  2.28    279    $3.17     339    $5.10      885   $6.69
   Options granted.........    90      4.33    195     5.84     600     7.91      228    9.61
   Options exercised.......  (141)     1.79   (135)    2.20     (54)    3.67       --      --
   Options expired.........   (24)     2.50     --       --      --       --       --      --
                             ----   -------   ----    -----     ---    -----    -----   -----
   Outstanding, end of
     period................   279      3.17    339     5.10     885     6.69    1,113    7.28
   Exercisable, end of
     period................   165   $  1.80     75    $3.87     102    $5.20      222   $5.42
   Weighted average fair
     value of options
     granted during the
     period................         $  0.93           $1.52            $1.53            $2.05

As of June 30, 1998, options to purchase 102,000 shares were exercisable at option prices ranging from $4.33 to $6.33 per share. As of June 30, 1997 and 1998, options to purchase 63,000 and 645,000 shares, respectively, were available for grant from the 1997 Plan and the Plan. As of December 31, 1998, options to purchase 1,917,000 shares, which includes 1,500,000 additional shares reserved for issuance on November 12, 1998, subject to stockholder approval, were available for grant from the 1997 Plan. The weighted average remaining contractual life of options outstanding at June 30, 1998 is seven and one half years, and the range of exercise prices is from $4.33 to $8.80 per share.

                      BOTTOMLINE TECHNOLOGIES (de), INC.

8. Capital Transactions--(Continued)

Warrants

In connection with the sale of its common stock in March 1992, the Company issued warrants for the purchase of an aggregate 644,000 shares of common stock at exercise prices ranging from $1.00 to $2.00 per share. During 1997, warrants for 12,000 shares were exercised at a price of $2.00 per share. Additionally, under the terms of the warrant agreement, certain warrant holders elected a non-cash exercise under which 489,000 warrants with a weighted average exercise price of $2.00 were exercised and the Company issued 315,000 shares to the warrant holders. The shares issued, as a result of this non-cash exercise, were based on the relationship of the exercise price to the fair market value of the Company's stock at the exercise date, as defined in the original agreement.

At June 30, 1998, there were warrants outstanding for 143,000 shares, at exercise prices ranging from $1.00--$1.33 per share and a weighted average exercise price of $1.19. The warrants were exercised on September 30, 1998.

9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings
(loss) per share:

                                                                      Six
                                                                 Months Ended
                                        Years Ended June 30,     December 31,
                                        -----------------------  --------------
                                         1996    1997     1998    1997    1998
                                        ------  -------  ------  ------  ------
                                                                  (Unaudited)
                                          (In thousands, except per share
                                                       data)
   Numerator:
     Net income (loss)................  $  883  $(1,252) $1,603  $  627  $1,538
     Accretion to redemption value on
      redeemable common stock.........     (88)     (97)   (107)    (53)    (56)
                                        ------  -------  ------  ------  ------
   Numerator for basic and diluted
    earnings (loss) per share
    available to common stockholders..  $  795  $(1,349) $1,496  $  574  $1,482
                                        ======  =======  ======  ======  ======
   Denominator:
     Denominator for basic earnings
      (loss) per share available to
      common stockholders--weighted-
      average shares outstanding......   5,693    5,986   6,314   6,307   6,472
     Effect of employee stock options,
      warrants and redeemable common
      stock...........................   1,308       --   1,002     993   1,083
                                        ------  -------  ------  ------  ------
   Denominator for diluted earnings
    (loss) per share available to
    common stockholders...............   7,001    5,986   7,316   7,300   7,555
                                        ======  =======  ======  ======  ======
   Earnings (loss) per share available
    to common stockholders:
     Basic............................  $ 0.14  $ (0.23) $ 0.24  $  .09  $  .23
                                        ======  =======  ======  ======  ======
     Diluted..........................  $ 0.11  $ (0.23) $ 0.20  $  .08  $  .20
                                        ======  =======  ======  ======  ======

                      BOTTOMLINE TECHNOLOGIES (de), INC.

10. Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109. SFAS No. 109 requires the use of the liability method in which income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                       June 30,
                                                      ------------  December 31,
                                                      1997   1998       1998
                                                      -----  -----  ------------
                                                                    (Unaudited)
                                                           (In thousands)
   Deferred tax assets:
     Allowances...................................... $ 284  $ 572     $ 471
     Various accrued expenses........................   144    115       110
     Deferred software maintenance revenue...........     8     --        --
     Inventory.......................................   135     37        42
                                                      -----  -----     -----
        Total deferred tax assets....................   571    724       623
   Deferred tax liabilities:
     Property, plant and equipment...................  (135)  (118)     (132)
     Capitalized software costs......................  (100)    --        --
                                                      -----  -----     -----
        Total deferred tax liabilities...............  (235)  (118)     (132)
                                                      -----  -----     -----
     Net deferred tax assets (liabilities)........... $ 336  $ 606     $ 491
                                                      =====  =====     =====

The provision (benefit) for income taxes consisted of the following:

                                                                       Six
                                                                   Months Ended
                                          Years Ended June 30,     December 31,
                                          -----------------------  -------------
                                           1996    1997    1998    1997    1998
                                          ------  ------  -------  -----  ------
                                                                   (Unaudited)
                                                    (In thousands)
   Current:
     Federal............................  $  610  $ (247) $ 1,238  $ 476  $  774
     State..............................     156       8      209     84     137
                                          ------  ------  -------  -----  ------
                                             766    (239)   1,447    560     911
   Deferred:
     Federal............................     (90)   (252)    (241)   (85)     97
     State..............................     (12)    (45)     (29)   (15)     18
                                          ------  ------  -------  -----  ------
                                            (102)   (297)    (270)  (100)    115
                                          ------  ------  -------  -----  ------
                                          $  664  $ (536) $ 1,177  $ 460  $1,026
                                          ======  ======  =======  =====  ======

                      BOTTOMLINE TECHNOLOGIES (de), INC.

10. Income Taxes--(Continued)

A reconciliation of the federal statutory rate to the effective income tax is as follows:

                                                                   Six
                                                              Months Ended
                                    Years Ended June 30,      December 31,
                                    ------------------------  --------------
                                     1996    1997      1998    1997    1998
                                    ------  -------   ------  ------  ------
                                                               (Unaudited)
   Tax (benefit) at federal
     statutory rate................   34.0%   (34.0)%   34.0%   34.0%   34.0%
   State taxes, net of federal
     benefit.......................    6.0     (1.4)     6.5     6.5     6.0
   Non-deductible expenses.........    5.6     12.6       .6      --      --
   Research and development tax
     credits.......................     --     (7.2)    (3.6)     --      --
   Other...........................   (2.7)      --      4.8     1.8      --
                                    ------  -------   ------  ------  ------
                                      42.9%   (30.0)%   42.3%   42.3%   40.0%
                                    ======  =======   ======  ======  ======

The principal non-deductible expense for income tax purposes is the amortization related to the acquired software costs recorded in connection with the purchase of CertiSoft.

11. Subsequent Events

On November 12, 1998, the Company's Board of Directors approved various actions, subject to stockholder approval, including: (1) increasing the authorized shares of common stock to 50,000,000; (2) authorizing a class of Preferred Stock with 4,000,000 shares available; (3) the establishment of the 1998 Employee Stock Purchase Plan under which 750,000 shares of common stock may be issued; (4) the establishment of the 1998 Director Stock Option Plan under which 300,000 shares of common stock may be issued and (5) increasing the number of shares reserved for issuance under the Company's 1997 Stock Incentive Plan to 2,700,000.

12. Stock Split

On January 6, 1999, the Company's Board of Directors approved a three for one stock split of the Company's common stock. Accordingly, all share and per share amounts in the accompanying financial statements have been restated to reflect the stock split.

                              [INSIDE BACK COVER]

       [This graphic contains the following text:

       Centered at the top of the page are the words:
             "Payment Management Software and
             Services that Enable Organizations to
             Manage their Transition from Paper Checks to Electronic
             Payments"

       Descending from left to right are three slides. The words above the top slide are:
             "Secure Payment Server"
             The words in the slide are:
             >     Enterprise-wide payments
             >     Point-of-need payments
             >     All payment information
             >     Reporting
             >     Auditing
             >     Processing
             >     Remittance delivery

        The words above the second slide are:
             "All Types of Payments"
             The words in the slide are:
             >     Electronic Payments to satisfy Government mandates
             >     Automated Clearing House Payments
             >     Financial EDI
             >     LaserCheck
             >     Check Fraud/Positive Pay
             >     Electronic Remittance Advice Delivery
             >     Web access

        The words above the third slide are:
             "Industry Standards"
             The words in the slide are:
             >     Windows NT
             >     Integrates into current computing environment;
                   network and database independent
             >     Transitions easily as payments needs grow and change
             >     Certified by Microsoft as "Designed for BackOffice"

        The Bottomline Technologies logo is on the bottom inside left of the page]

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                       [BOTTOMLINE LOGO APPEARS HERE]




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